                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                        PLANET POLYMER TECHNOLOGIES, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                CALIFORNIA                               33-0502606
      (STATE OR OTHER JURISDICTION OF         (IRS EMPLOYER IDENTIFICATION NO.)
      INCORPORATION OF ORGANIZATION)

     9985 BUSINESSPARK AVENUE, SAN DIEGO, CA                92131
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)

                    ISSUER'S TELEPHONE NUMBER (858) 549-5130

                                   Copies to:

                           Robert W. Blanchard, Esq.
                           BLANCHARD KRASNER & FRENCH
                       800 Silverado Street, Second Floor
                           La Jolla, California 92037
                                 (858) 551-2440

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. [x]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------
Title of each
class of               Amount                                              Amount of
securities to          to be       Offering Price      Aggregate         registration
be registered        registered       per unit       Offering Price          fee
------------------------------------------------------------------------------------
Common stock          2,032,212       $2.25(1)       $4,572,477.00(2)     $1,207.13
------------------------------------------------------------------------------------
Common stock
underlying warrants     175,000       $2.5781          $434,762.50(3)       $114.78
------------------------------------------------------------------------------------
Common stock
underlying options        5,000       $2.50             $12,500.00            $3.30
------------------------------------------------------------------------------------

(1) Based upon the closing price of the common stock on the day preceding the date of filing this registration statement, the actual price per common share will vary based on the market price of the shares at the time shares are sold.

(2) This represents the maximum amount of this offering which Planet expects to offer and sell during the two-year period following the effective date of this registration statement.

(3) Based upon a warrant to purchase 125,000 shares at $2.5781 per share and a warrant to purchase 50,000 shares at $2.25 per share.

                              CROSS REFERENCE TABLE

Item Number in Form SB-2                     Caption or Location in Prospectus
------------------------                     ---------------------------------
1.   Front of Registration Statement and     Outside Front Cover Page of
     Outside Front Cover of Prospectus       Prospectus

2.   Inside Front and Outside Back Cover     Inside Front and Outside Back Cover
     Cover Pages of Prospectus               Pages of the Prospectus

3.   Summary Information and Risk Factors    Disclosure Regarding Forward-
                                             Looking Statements; Prospectus
                                             Summary; Risk Factors

4.   Use of Proceeds                         Use of Proceeds

5.   Determination of Offering Price         Not Applicable

6.   Dilution                                Dilution

7.   Selling Security Holders                Selling Security Holders

8.   Plan of Distribution                    Plan of Distribution

9.   Legal Proceedings                       Legal Proceedings

10.  Directors, Executive Officers,          Directors, Executive Officers,
     Promoters and Control Persons           Promoters and Control Persons

11.  Security Ownership of Certain           Security Ownership of Certain
     Beneficial Owners and Management        Beneficial Owners and Management

12.  Description of Securities               Description of Securities

13.  Interest of Named Experts and Counsel   Not Applicable

14.  Disclosure of Commission Position       Disclosure of Commission Position
     on Indemnification for Securities       on Indemnification for Securities
     Act Liabilities                         Act Liabilities

15.  Organization within Last Five Years     Certain Relationships and Related
                                             Transactions

16.  Description of Business                 Description of Business

17.  Management's Discussion and             Management's Discussion and
     Analysis of Financial Condition and     Analysis of Financial Condition and
     Results of Operations                   Results of Operations

18.  Description of Property                 Description of Property

19.  Certain Relationships and Related       Certain Relationships and Related
     Transactions                            Transactions

20.  Market for Common Equity and            Market for Common Equity and
     Related Stockholder Matters             Related Stockholder Matters

21.  Executive Compensation                  Executive Compensation

22.  Financial Statements                    Financial Statements

23.  Changes in and Disagreements with       Not Applicable
     Accountants on Accounting and
     Financial Disclosure

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED August 31, 2000
                                   PROSPECTUS

                        PLANET POLYMER TECHNOLOGIES, INC.

                     Up to 2,032,212 shares of common stock

               175,000 shares of common stock underlying warrants

                 5,000 shares of common stock underlying option


        This Prospectus relates to up to 2,000,000 shares of common stock of Planet Polymer Technologies, Inc. issuable to Triton West Group, Inc. by Planet upon Planet's exercise from time to time of the right to sell shares to Triton pursuant to the Private Equity Line of Credit Agreement between Planet and Triton dated August 15, 2000, and 125,000 shares of Planet common stock issuable by Planet upon the exercise of a warrant held by Triton at $2.5781 per share. Triton is an "underwriter" within the meaning of the Securities Act of 1933 with respect to this offering. This prospectus also relates to 87,212 shares offered by certain selling shareholders and shares issuable under a warrant and stock option held by certain shareholders. Planet will not receive any of the proceeds from the sale of shares of Planet common stock by selling shareholders. However, Planet will receive the selling price of common stock sold to Triton under the Triton Stock Purchase Agreement or upon Triton's exercise of the Triton Warrant or upon the exercise of a certain warrant and a certain stock option held by selling shareholders. The total dollar amount of this offering will not exceed $7,530,016.

        The common stock of Planet is traded on the Nasdaq SmallCap Market System under the symbol "POLY." On August 31, 2000, the last reported sales price of Planet's Common stock was $2.56.

                             -----------------------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING AT PAGE 3.

                             -----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                 The date of this prospectus is August 31, 2000.

The Information in this prospectus is not complete and may be changed. Planet may not sell these Securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these Securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                        PLANET POLYMER TECHNOLOGIES, INC.

                                TABLE OF CONTENTS


                                                                            PAGE
Disclosure Regarding Forward-Looking Statements............................  1

Prospectus Summary......................... ...............................  1

Risk Factors...............................................................  3

Use of Proceeds............................................................  7

Dilution...................................................................  8

Selling Security Holders...................................................  8

Legal Proceedings..........................................................  9

Directors, Executive Officers, Promoters and Control Persons...............  10

Security Ownership of Certain Beneficial Owners and Management.............  11

Description of Securities..................................................  13

Shares Eligible for Future Sale............................................  15

Plan of Distribution.......................................................  15

Disclosure of Commission Position on Indemnification for
        Securities Act Liabilities.........................................  16

Description of Business....................................................  16

Management's Discussion and Analysis of Financial Condition and
        Results of Operations. ............................................  23

Description of Property....................................................  26

Certain Relationships and Related Transactions.............................  27

Market for Common Equity and Related Stockholder Matters...................  27

Executive Compensation.....................................................  28

Financial Statements.......................................................  F-1

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When words such as "intend," "anticipate," "believe," "estimate," "plan," "expect," or similar phrases are used, Planet is making forward-looking statements. Planet believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to it on the date of this prospectus, but Planet cannot assure you that these assumptions and expectations will prove to have been correct or that Planet will take any action that it may presently be planning. Planet has disclosed certain important factors that could cause its actual results to differ materially from its current expectations under "Risk Factors" and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. Planet is not undertaking to publicly update or revise any forward-looking statement if it obtains new information or upon the occurrence of future events or otherwise.


                               PROSPECTUS SUMMARY

        Since this is a summary, it does not contain all the information that may be important to you in evaluating your investment. You should read the following summary, and the "Risk Factors" section, along with the more detailed information and Financial Statements and the notes to the Financial Statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus, prior to purchasing securities of Planet.

PLANET POLYMER TECHNOLOGIES, INC.

        Planet Polymer Technologies, Inc. is an advanced materials company that develops and licenses unique hydro-soluble polymer and biodegradable materials. Planet's proprietary polymer materials can be used to produce films, coatings and injection molded parts that serve as environmentally compatible alternatives to conventional plastics. Planet produces and markets its products to the current and emerging needs of the industrial and agricultural markets. For example, Planet currently licenses its technology for agricultural and food related purposes including use as coatings in animal feed products and on fruits, vegetables, floral and nursery items.

        Planet was incorporated under the laws of California in August 1991. Planet's principal executive offices are located at 9985 Businesspark Avenue, San Diego, CA 92131, and its telephone number is 858-549-5130. Planet has a research and development facility in San Diego, California, but recently sold its wholly owned subsidiary, Deltco of Wisconsin, Inc. on January 7, 2000.

        Planet is focusing on specific market opportunities where Planet believes that its polymer chemistry expertise and technologies may address current or emerging market requirements. However, there can be no assurance that Planet's products or that new products, if developed, will be able to capture market share or be profitable. To facilitate the development and commercialization of Planet's products, Planet has pursued a strategy of aligning itself with a number of companies in the areas of product development and marketing. Planet intends to continue developing strategic relationships that may help it promote its products or that might extend the range of product solutions provided by Planet's technologies. There can be no assurance that Planet will be able to negotiate acceptable customer relationships in the future, or that its existing joint development and licensing agreements will be successful. There can also be no assurance that Planet and its potential strategic partners will be able to develop any products or that the new products, if developed, and their pricing will be acceptable to customers.

        Most of Planet's technologies are designed to be specially engineered to enhance, and become incorporated into, customers' products. Due to this high degree of product specialization, Planet expects the average sales cycle for its products to be approximately 24 to 48 months. This average sales cycle includes initial customer contacts, specification writing, engineering design, prototype construction, pilot testing, regulatory approval (if any), sales and marketing and commercial manufacture. A significant amount of time and energy is required by Planet's staff to educate the customer, understand the customer's unique application requirements and recommend and develop the appropriate solution.

THE OFFERING

        Securities Offered                  2,125,000 shares of common stock,
                                            upon exercise of rights by Planet
                                            from time to time under the Triton
                                            Stock Purchase Agreement, and
                                            exercise by Triton from time to time
                                            of the Triton Warrant, not to exceed
                                            $7,322,262.50 in the aggregate; and
                                            27,212 SHARES and 5,000 shares of
                                            common stock held by Special
                                            Situations Private Equity Fund, L.P.
                                            and Triton West Group, Inc.,
                                            respectively, and 50,000 shares
                                            issuable to LBC Capital Resources
                                            under a warrant and 5,000 shares
                                            issuable to Tom Connelly under a
                                            non-statutory stock option.

        Common stock to be outstanding
        after the offering                  9,639,947 shares, assuming all
                                            shares purchased under the Triton
                                            Stock Purchase Agreement are sold.

        Use of Proceeds                     General working capital to continue
                                            development of Planet's business.
                                            Funds may also be used from time to
                                            time to acquire technology or
                                            business opportunities.

        Risk Factors                        The common stock offered hereby
                                            involves a high degree of risk. See
                                            "Risk Factors."

        Nasdaq SmallCap System
        trading symbol                      "POLY"

        This prospectus covers up to 2,125,000 shares of Planet's common stock to be issued to Triton West Group, Inc. under the Private Equity Line of Credit Agreement and Stock Purchase Warrant, both dated August 15, 2000. Under the Triton Stock Purchase Agreement, Triton committed up to $7,000,000 to purchase Planet's common stock over a period of thirty-six (36) months. The Triton Stock Purchase Agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility.

        In general, the equity line of credit operates like this: Triton has committed to provide us up to $7,000,000 as we request it over a 36 month period in return for common stock we issue to Triton. From time to time, we may request a drawdown, also called a put, of up to $1,250,000. The maximum amount we can actually draw down upon each request is subject to a floating number based on our common stock's closing bid price and our average trading volume in a thirty-day period. For example, if our common stock trades between $3.01 and $4.50 per share and the average 30-day trading volume is between 15,001 and 50,000 shares, we may request up to a $250,000 drawdown from Triton under the Triton Stock Purchase Agreement. However, we are under no obligation to request a draw for any period.

        In connection with the Triton Stock Purchase Agreement, Planet issued to Triton 5,000 shares of Planet common stock and a warrant to purchase 125,000 shares of Planet common stock at an exercise price of $2.5781; agreed to pay the fees of Triton's counsel in the amount of $15,000; and agreed to pay a commitment fee of $23,333 for each of the first six drawdowns requested by Planet. The common stock already issued and the common stock issuable to Triton upon exercise of the Triton Warrant is included in this prospectus.

        This prospectus also covers 32,212 shares of Planet common stock, 50,000 shares of Planet common stock issuable under a warrant and 5,000 shares issuable


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

under a stock option, to be sold by certain selling shareholders identified in this prospectus.


                                  RISK FACTORS

        Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could adversely affect Planet's business, financial condition or results of operations. In such case, the trading price of Planet's common stock could decline and you may lose all or part of your investment.

WE HAVE EXPERIENCED LOSSES SINCE INCEPTION, WE EXPECT FUTURE LOSSES AND WE MAY NOT BECOME PROFITABLE.

        We have incurred losses since inception. Our revenues to date have consisted primarily of revenues generated by Deltco and contract research and development revenues. For the years ended December 31, 1999 and 1998, we had net losses of approximately $1,561,000 and $1,629,000, respectively. The net loss for the six months ended June 30, 2000 was $593,740. As of June 30, 2000, we had an accumulated deficit of approximately $12.1 million.

        Since we have historically incurred net losses, we expect this trend to continue until some indefinite date in the future. We may not become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE WHICH MAY NOT BE AVAILABLE.

        Our future capital requirements will depend on many factors, including:

        -   the cost of manufacturing scale-up;

        -   the timing of market acceptance of our products;

        -   competing technological and market developments; and

        - the costs involved in filing, prosecuting and enforcing patent claims.

       We anticipate that our existing resources combined with revenues and without utilization of proceeds from sales under the Triton Stock Purchase Agreement will enable us to maintain our current and planned operations through February 2001. The Triton Stock Purchase Agreement provides Planet with an additional source of capital. However, if our stock price and trading volume stay at current levels, we will not be able to draw down all $7,000,000 from the Equity Line of Credit since it could result in Triton's ownership of more than 9.9% of Planet's outstanding shares of common stock, which is prohibited under the terms of the Triton Stock Purchase Agreement. We cannot guarantee that changes in our plans or other events affecting our operating expenses will not result in the expenditure of our existing resources sooner than expected.

       We intend to seek additional funding through partnership arrangements or the extension of existing arrangements. We cannot guarantee that additional financing will be available on acceptable terms, or at all. Insufficient funds may require us to delay, scale back or eliminate some or all of our activities or to obtain funds through arrangements with third parties that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves.

DUE TO CERTAIN REQUIREMENTS OF THE NASDAQ, WE MAY BE DELISTED FROM THE NASDAQ SMALLCAP MARKET FOR FAILING TO SATISFY THESE REQUIREMENTS, WHICH COULD MAKE IT MORE DIFFICULT TO DISPOSE OF OUR COMMON STOCK.

        Our common stock is quoted on the Nasdaq SmallCap Market. Our ability to raise capital may be dependent upon the stock being quoted on the Nasdaq SmallCap Market. We cannot guarantee that we will be able to satisfy the criteria for continued quotation on the Nasdaq SmallCap Market. For example, one of the criteria for continued quotation is that we will maintain net tangible assets of $2 million, defined for purposes of this test as Total Assets, excluding goodwill, minus Total Liabilities. As of June 30, 2000, our net tangible assets as so defined were approximately $1,700,000. In our discussion with a representative from NASDAQ, we were given until November 15, 2000 to comply with the $2,000,000 net tangible asset requirement. Failure to meet the maintenance criteria by November 15, 2000 or failure to meet the criteria in the future after meeting it by November 15, 2000, may result in our common stock not being eligible for quotation. In such event, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock.

       If our common stock is delisted from the Nasdaq SmallCap Market, trading, if any, in our common stock would thereafter have to be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, Nasdaq OTC Bulletin Board. As a result, an investor would find it more difficult to dispose of, and to obtain accurate quotations as to the value of, our common stock. In addition, our ability to raise additional funding may be impeded should we not maintain the continued listing requirements of the Nasdaq SmallCap Market.

IF WE ARE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WE MAY BE SUBJECT TO CERTAIN PENNY STOCK REGULATIONS.

        If our common stock is delisted from the Nasdaq SmallCap Market and the trading price of our common stock is less than $5.00 per share, trading in our common stock would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended. Under such rule, broker/dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

        The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the Commission, any equity security not traded on an exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions), including delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could severely limit the market liquidity of our common stock and the ability of purchasers of our common stock to sell such shares in the secondary market. We cannot guarantee that our common stock will remain listed on the Nasdaq SmallCap Market or that it will not be treated as a penny stock.

WE ARE UNCERTAIN AS TO WHETHER OUR PRODUCTS AND TECHNOLOGIES WILL BE COMMERCIALLY ACCEPTED.

        Our success is dependent upon the commercial acceptance of our technologies by the various industries targeted by us. There can be no certainty as to the amount of time required to achieve full-scale commercialization, and the commercialization process of any new product could take several years. We cannot guarantee that our products will receive broad market acceptance as an economically acceptable alternative. Broad market acceptance of our products will depend upon our ability to demonstrate to potential customers that our products can compete favorably with alternative solutions. In addition, we will need to achieve further product cost reductions to compete successfully in the future. Although we intend to achieve such reductions through a combination of engineering and process improvements and economies of scale, we cannot guarantee that we will achieve our cost objectives.


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


WE MAY EXPERIENCE PROBLEMS WITH OUR TECHNOLOGY IN THE FUTURE.

        We are developing an innovative approach to address problems and concerns of many industries. We cannot guarantee that unforeseen problems will not develop with respect to our technology or products or that we will be successful in completing the development.

WE INCREASINGLY RELY ON STRATEGIC RELATIONSHIPS TO PROMOTE OUR PRODUCTS.

        Our technologies are designed to serve multiple industries. An important part of our strategy is to promote acceptance of our products through technology and product alliances with certain customers. Our dependence on these customers raises certain risks with respect to the future success of our business. We have focused our product development efforts by working in close collaboration with our customers. Certain of our customers are concurrently engaged in similar development and testing programs with other companies involving competing products and technologies. Our success is dependent on the successful completion and commercial deployment of our products and on the future commitment of our customers to our products and technology. We cannot guarantee that our collaboration with our customers will result in products that are accepted by our customers or widely accepted in the marketplace. In addition, our reliance on collaborations with third parties may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves. For example, pursuant to our License Agreement with Agway, Inc., a Delaware corporation ("Agway"), Agway has certain rights to our technologies and we must rely upon them to produce, market and distribute the technologies licensed to them. In addition, the Agway agreement places certain limitations on us with respect to the use of our technologies in certain areas of business. We may enter into similar collaborations in the future.

WE MAY HAVE DIFFICULTY MANAGING ANY FUTURE GROWTH.

        Future company growth may challenge our management, operational and financial resources. Our ability to manage growth effectively will require us to continue to implement and improve our management, operational and financial systems and to expand, train and manage our employees.

       Management of growth is especially challenging for a company with a short operating history and limited financial resources, and the failure to effectively manage growth could have a material adverse effect on our results of operations. Failure to upgrade operating and financial control systems or difficulties encountered during such upgrades could adversely affect our business and results of operations. Although we believe that our systems and controls are adequate to address our current needs, we cannot guarantee that such systems and controls will be adequate to address future changes in our business.

MANY OF OUR COMPETITORS HAVE SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL AND HUMAN RESOURCES AND MARKET PRODUCTS THAT ARE WELL-ESTABLISHED AND ACCEPTED.

        We consider our competition for our AQUAMIM(R) product to be from competing technologies rather than from direct competitors. The competing technologies include: solvent debinding technologies based on a wax binder by Advanced Forming Technology, catalytic debinding based on a polyacetal binder by BASF Corporation, air dry debinding based on a water-based binder by Honeywell, Inc. and thermal debinding based on an acrylic binder by Rohm & Haas Company. In the manufacture and marketing of controlled-release fertilizer, Planet competes indirectly with Pursell Inc. and The Scotts Company in the United States and Haifa Chemical Company in Israel. Many of our competitors have significantly greater financial, technical and human resources than we do.

        The primary source of competition for our EnviroPlastic(R) and Aquadro(R) products currently comes from suppliers of conventional non-degradable plastic products. The use of non-degradable products is well-established and accepted by both consumers and the industry, many of whom may be indifferent to the benefits offered by our products. Many of our competitors who provide these non-degradable products have significantly greater financial, technical and human resources than we do. Changes in political and consumer emphasis on environmental factors in waste disposal could significantly harm our competitive position relative to these established solutions with respect to certain of our products whose principal advantage is degradability. Such changes may be imminent in light of the current political climate, the unlikelihood of increased environmental regulation and the possibility of a reduction in environmental regulation. In addition, we are subject to competition from other specialty chemical companies offering alternative solutions.

        We cannot guarantee that our competitors will not succeed in developing products or technologies that are more effective than any which have been or are being developed by us or which would render our technology and products obsolete and noncompetitive. Accordingly, our competitors may succeed in obtaining market acceptance for products more rapidly than we do. Furthermore, if we obtain market acceptance of our products, we will also be competing with respect to volume manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

WE ARE LARGELY DEPENDENT ON KEY PERSONNEL AND MAY NOT BE ABLE TO CONTINUE TO ATTRACT, RETAIN AND MOTIVATE HIGHLY SKILLED PERSONNEL.

        Our success depends to a significant extent upon the continued service of Robert J. Petcavich, Ph.D., our Chairman, Chief Executive Officer and President, and the loss of such a key executive could have a material adverse effect on our business or results of operations. We are also dependent on other key personnel, and on our ability to continue to attract, retain and motivate highly skilled personnel. The competition for such employees is intense, and we cannot guarantee that we will be successful in attracting, retaining or motivating key personnel. We maintain "key-person" life insurance policies with respect to such persons to compensate us in the event of their deaths.

WE FACE RISKS THAT OUR PATENTS AND PROPRIETARY RIGHTS, WHICH ARE IMPORTANT IN OUR BUSINESS, ARE NOT ADEQUATELY PROTECTED OR ARE SUPERIOR TO THOSE OF OUR COMPETITORS.

        Planet relies on a combination of patent and trade secret protection, non-disclosure agreements and licensing arrangements to establish and protect our proprietary rights. We have filed and intend to file applications as appropriate for patents covering our products. We cannot guarantee that patents will issue from any of the pending applications or, if patents do issue, that claims allowed will be sufficiently broad to protect our technology. In addition, we cannot guarantee that any issued patents will not be challenged, invalidated or circumvented, or that the rights granted to us as owners of the patents will provide proprietary protection to us. Since U.S. patent applications are maintained in secrecy until patents issue, and since publication of inventions in the technical or patent literature tend to lag behind such inventions by several months, we cannot be certain that we were the first creator of inventions covered by our issued patents or pending patent applications or that we were the first to file patent applications for such inventions. Despite our efforts to safeguard and maintain our proprietary rights, we cannot guarantee that we will be successful in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

        Sales of substantial amounts of our common stock in the public market or the prospect of such sales by existing shareholders and warrant holders could materially adversely affect the market price of our common stock. As of August 31, 2000, we had outstanding 8,018,182 shares of common stock (assuming the conversion of all outstanding shares of preferred stock into shares of common stock). A large majority of our outstanding shares of common stock are either registered and therefore freely tradable or may be transferred pursuant to Rule 144(k) under the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

        In September 1997, we filed with the California Secretary of State a Certificate of Determination of Preferences of Series A Convertible Preferred Stock which entitles the holders of the 750,000 authorized shares of preferred stock to dividend payments of a certain number of shares of the common stock every March 15, June 15, September 15, and December 15 of each year. In May 1995, we filed a

Registration Statement on Form S-8 under the Securities Act covering 500,000 shares of common stock issuable under our 1995 Stock Option Plan. As of August 31, 2000 there were 109,278 remaining shares available for grant under the 1995 Plan. In June 2000, we also filed a Registration Statement on Form S-8 under the Securities Act covering 500,000 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan. As of August 31, 2000, 325,500 shares are available for grant under the 2000 Plan, in addition to the remaining shares available for grant under the 1995 Plan, which may also be granted under the 2000 Plan. Upon issuance, shares registered under such Registration Statement will be, subject to Rule 144 volume limitations applicable to our affiliates, available for sale in the open market.

        On November 12, 1998, Planet entered into a Stock Purchase Agreement with Agway Holdings, Inc., a subsidiary of Agway, Inc., whereby Agway Holdings was given a right of first refusal to purchase its pro-rata share of any common stock or other security of Planet that Planet proposed to sell or issue after the date of the AHI Stock Purchase Agreement. Under Section 5(b) of the Agreement, Planet is required to give Agway Holdings written notice of its intention, describing the securities to be issued, the price and the terms and conditions upon which Planet proposes to issue the securities and gives Agway Holdings twenty days from that date to purchase its pro-rata share. Agway Holdings may also waive its right of first refusal in writing. Thus, upon each exercise by Planet of the right to sell shares to Triton under the Triton Stock Purchase Agreement and exercise of the Triton Warrant, Agway Holdings will have the right to purchase additional shares of the common stock.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATION, WHICH ARE SUBJECT TO CHANGE AND WHICH MAY ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND OUR OPERATIONS.

        Certain end products into which our products are expected to be incorporated are subject to extensive government regulation in the United States by federal, state and local agencies including the EPA and FDA. Similar regulatory agencies exist worldwide. Our customers who incorporate our products into consumer products will bear primary responsibility for obtaining any required regulatory approvals. The process of obtaining and maintaining FDA and any other required regulatory approvals for products is lengthy, expensive and uncertain, and regulatory authorities may delay or prevent product introductions or require additional tests prior to introduction. We cannot guarantee that changes in existing regulations or the adoption of new regulations will not occur, which could prevent us or our customers from obtaining approval or delay the approval of various products or could adversely affect market demand for our products.

WE MAY BE SUBJECT TO PRODUCT LIABILITY, WHICH MAY NOT BE COVERED BY LIABILITY INSURANCE.

        Product liability claims may be asserted against us in the event that the use of our products or products which incorporate our products are alleged to have caused injury or other adverse effects, and such claims may involve large amounts of alleged damages and significant defense costs. We do not maintain product liability insurance. If we obtain product liability insurance in the future, we cannot guarantee that the liability limits or the scope of our insurance policy would be adequate to protect against such potential claims. Additionally, we may not be able to obtain product liability insurance. Whether or not we obtain such insurance, a successful claim against us could have a material adverse effect on us. In addition, our business reputation could be adversely affected by product liability claims, regardless of their merit or eventual outcome.

WE HAVE NOT PAID ANY CASH DIVIDENDS ON OUR COMMON STOCK SINCE OUR INCEPTION AND DO NOT ANTICIPATE PAYING CASH DIVIDENDS IN THE FORESEEABLE FUTURE.


                                 USE OF PROCEEDS

        We intend to use the proceeds from drawdowns under the Triton Stock Purchase Agreement for general working capital purposes, including the development or acquisition of new products or businesses. We have a maximum of $7,000,000 available under such credit facility, excluding the exercise of the Triton Warrant. The use of any proceeds from the exercise of this Warrant, and the timing of such use, will depend on the availability to us of cash from other sources. Proceeds not immediately required for the purposes described above will be invested by us principally in United States government obligations, short term certificates of deposit, money market funds or other short term, interest bearing investments.


                                    DILUTION

        The issuance of further shares to certain shareholders under certain anti-dilution rights, the issuance of further shares to Triton under the Triton Stock Purchase Agreement, and the eligibility of issued shares and shares issued upon the exercise of warrants, for resale, will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted by the issuance of additional shares to Triton and certain shareholders holding anti-dilution rights.

        On November 12, 1998, Planet entered into a Stock Purchase Agreement with Agway Holdings, Inc., a subsidiary of Agway, Inc., whereby Agway Holdings was given a right of first refusal to purchase its pro-rata share of any common stock or other security of Planet that Planet proposed to sell or issue after the date of the Agway Holdings Stock Purchase Agreement. Under Section 5(b) of the Agway Holdings Stock Purchase Agreement, Planet is required to give Agway Holdings written notice of its intention, describing the securities to be issued, the price and the terms and conditions upon which Planet proposes to issue the securities and gives Agway Holdings twenty days from that date to purchase its pro-rata share. Agway Holdings may also waive its right of first refusal in writing. Thus, upon each exercise by Planet of the right to sell shares to Triton under the Triton Stock Purchase Agreement and exercise of the Triton Warrant, Agway Holdings will have the right to purchase additional shares of the common stock.

        On September 19, 1997, Planet filed with the California Secretary of State a Certificate of Determination of Preferences of Series A Convertible Preferred Stock which entitles the holders of such shares to convert shares of their preferred stock to shares of common stock. Section 5(d) of the Certificate of Determination provides that the conversion price will be adjusted if Planet issues or sells any shares of common stock for less than the greater of the conversion price and eighty-five percent (85%) of the market price on the date of such issue or sale.

        Similarly, LBC Capital Resources was issued warrants on May 4, 1998, March 29, 1999 and March 9, 2000; AM-RE Services, Inc. was issued a warrant on June 8, 1995; and Special Situations Private Equity Fund, L.P. was issued a warrant on September 24, 1997. Under the LBC Warrants and the AM-RE Warrant, the exercise prices may be adjusted if Planet issues or sells any shares of the common stock for less than the respective exercise prices stated in the LBC Warrants and the AM-RE Warrant. Likewise, under the Special Situations Warrant, the exercise price will be adjusted if Planet issues or sells any shares of common stock for less than the greater of the exercise price and eighty-five percent (85%) of the market price on the date of such issue or sale. Thus, the exercise prices stated in the LBC Warrants, the AM-RE Warrant and the Special Situations Warrant may be reduced with each exercise of a drawdown by Planet under the Triton Stock Purchase Agreement.

        As of August 31, 2000, there are outstanding options and warrants to purchase in the aggregate of about 2.5 million shares of Planet common stock and up to 321,500 shares of preferred stock that pay dividends of Planet common stock every quarter. Furthermore, we may issue additional shares, stock options and warrants and we may grant additional stock options to our employees, officers, directors and consultants under our 1995 Stock Option Plan and 2000 Stock Incentive Plan, any of which may further dilute our stock price.


                            SELLING SECURITY HOLDERS

        Triton West Group, Inc.

        Triton West Group, Inc. is engaged in the business of investing in publicly traded investment securities for its own account. Triton is located in Georgetown, Grand Cayman. Triton was given 5,000 shares of Planet common stock and a warrant to purchase 125,000 shares of Planet common stock in connection with the closing of the

Private Equity Line of Credit Agreement entered into by and between Triton and Planet on August 15, 2000. Under the Triton Stock Purchase Agreement, Triton has committed up to $7,000,000 to purchase Planet's common stock over a period of thirty-six (36) months. Other than its obligation to purchase Planet common stock under the Triton Stock Purchase Agreement, Triton has no other commitments or arrangements to purchase or sell any of Planet's securities. A copy of the Triton Stock Purchase Agreement and exhibits are attached as exhibits to this registration statement.

        Other Selling Security Holders

        The remaining selling security holders of this offering are included in the following table:

----------------------------------------------------------------------------------------------
                             PRIOR TO OFFERING        NO. OF SHARES       AFTER OFFERING
         NAME           NO. OF SHARES     PERCENT      TO BE SOLD     NO. OF SHARES  PERCENT
----------------------------------------------------------------------------------------------
COMMON STOCK
DIVIDEND SHARES
Special Situations
Private Equity Fund,
L.P.                    27,212**             *           27,212       -                 -
----------------------------------------------------------------------------------------------
WARRANT SHARES
LBC Capital
Resources               50,000***            *           50,000       -                 -
----------------------------------------------------------------------------------------------
OPTION SHARES
Tom Connelly             5,000****           *            5,000       -                 -
----------------------------------------------------------------------------------------------

*    Less than 1%

** These shares constitute dividend payments from Planet's Series A Convertible Preferred Stock.

*** These shares are issuable upon exercise of a warrant dated March 9, 2000 received as compensation for past services rendered to Planet.

**** These shares are issuable upon exercise of a stock option dated May 1, 2000 received as compensation for past services rendered to Planet.


                                LEGAL PROCEEDINGS

        In November 1998, Planet initiated litigation against Brian To, a former director, officer and consultant of Planet, Tarrenz Inc. and Tarrenz Management Consultants, Inc., entities owned by Brian To, in the Superior Court of the State of California for the County of San Diego. The complaint alleges breach of contract, breach of fiduciary duty and other tort claims arising from services the defendants performed for or on behalf of Planet. Planet is seeking recovery of compensation, stock, stock options and expense reimbursements. In response to the complaint, the defendants filed a Motion to Compel Arbitration.

        The Court issued an order compelling the case to arbitration on Friday, March 12, 1999. On April 26, 1999, the defendants answered and denied the allegations of the complaint and filed a cross-complaint against Planet alleging breach of contract, misrepresentation, slander, intentional infliction of emotional distress and fraud. In response to a motion filed by Planet, the arbitrator issued a ruling on May 1, 2000 disqualifying defendants' counsel based on a finding that said counsel had previously represented Planet in a related matter. As a result, the arbitration previously set for February 28, 2000 was rescheduled for September 11, 2000. However, the defendants filed a motion in San Diego Superior Court to vacate the arbitrator's order granting Planet's motion to disqualify defendants' counsel. The Court has scheduled a hearing on this issue for September 22, 2000. The arbitration will be rescheduled after the Superior Court rules on defendants' motion to vacate.

        In light of the limited discovery allowed in arbitration, it is difficult to evaluate defendants' claims. However, in the opinion of management, the ultimate resolution of this litigation is not expected to have a material adverse effect on Planet's financial position or results of operations.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        ROBERT J. PETCAVICH is the founder of Planet and has been Chairman since August 1991. He currently is Chairman of the Board, President and Chief Executive Officer of Planet. Mr. Petcavich is also Chairman of the Board of A-Life Medical, Inc., a San Diego-based company. In 1988, Dr. Petcavich founded AlphaScribe Express Inc., an electronic medical records company, where he served as Chief Executive Officer until September 1995. Dr. Petcavich is the inventor of seventeen issued United States patents. Dr. Petcavich has a Ph.D. in Polymer Science, a Master of Science degree in Solid State Science, and a Bachelor of Science degree in Chemistry from Pennsylvania State University, and has completed an executive management program (PMD) at the Harvard University Graduate School of Business.

        H. M. "MAC" BUSBY has been a director of Planet since August 1997 when he was elected by the members of the Board of Directors to fill a vacancy on the Board. He is currently a director of A-Life Medical, Inc., a San Diego-based company. He is Chairman of the Board of Sun-Gard USA, Inc. and Mac's Ventures, Inc., both privately held companies. Mr. Busby began his career in 1966 at Wisconsin Centrifugal, Inc. which included the position of Manager of Industrial and Public Relations. Mr. Busby has also served as Vice President of Human Relations and Administration for MCA Financial, Inc. a subsidiary of MCA, Inc. Mr. Busby earned his B.S. in Business Administration from Indiana University.

        MICHAEL M. COLEMAN has been a director of Planet since April 1996. He has been a Professor of Polymer Science at Pennsylvania State University since 1982. From 1983 to 1991, Dr. Coleman was the head of the Department of Materials Science and Engineering at Pennsylvania State University. Dr. Coleman received a Ph.D. and a Master of Science degree in Macromolecular Science from Case Western Reserve University, Cleveland, Ohio, in 1973 and 1971, respectively. He also holds a B.S. degree in Polymer Science from Borough Polytechnic, London.

        DENNIS J. LAHOOD has been a director of Planet since April 1999 when he was nominated to serve as a director pursuant to an understanding between Planet and Agway, Inc., which has been a major shareholder since January 1999. He has been the President of Agway Inc.'s Country Products Group since February 1995. Mr. LaHood joined Agway in 1969 and has held various management positions. From 1987 to November 1992, he was President of Agway Data Services following his position as Agway's Chief Information Officer. From November 1992 to February 1995, Mr. LaHood was Agway's Director of Country Foods and President of Country Foods, Inc.

        THOMAS A. LANDSHOF has been a director of Planet since March 1998 when he was nominated to serve as a director pursuant to a Securities Purchase Agreement, dated September 19, 1997, between Planet and purchasers of Planet's preferred stock, Special Situations Private Equity Fund, L.P. Pursuant to that agreement, Special Situations may appoint one reasonably acceptable person as a director on the Board of Directors of Planet. Such right will continue so long as Special Situations holds at least 200,000 shares of preferred stock or at least 10% of the outstanding common stock. Mr. Landshof was the President, Chief Executive Officer and a director of Hitox Corporation of America, a publicly held manufacturer of prime pigments and extenders for the plastics, coatings and other markets from August 1994 until November 1997. Mr. Landshof served as President of Consultants Group from April 1992 to August 1994 and Corporate Vice President of Lilly Industries, Inc. prior to April 1992. Mr. Landshof earned his B.S. in Chemistry from Tufts University.

        PETER J. O'NEILL has been the Senior Vice President and Chief Financial Officer for Agway Inc. since October 1992. Mr. O'Neill was recently voted as a director of Planet at Planet's last annual meeting in May 2000.

        RONALD B. SUNDERLAND is currently Sr. Vice President Business / Legal Affairs of AsSeenIn.com where he has been since 1999. From 1997 to 1999, Mr. Sunderland was the Senior Vice President of Aaron Spelling Television, Inc. During the years 1978 to 1996 he was with the American Broadcasting Company, Inc. where he eventually became Executive Vice-President, Business Affairs and Contracts. Mr. Sunderland received a Bachelor's degree in Political Science from the University of California at Los Angeles and a Juris Doctor from Loyola University School of Law. Mr. Sunderland was recently voted as a director of Planet at Planet's last annual meeting. Mr. Sunderland was recently voted as a director of Planet at Planet's last annual meeting in May 2000.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the ownership of Planet's Stock as of August 31, 2000 by: (i) each director; (ii) each of the Executive Officers named in the Summary Compensation Table; (iii) all executive officers and directors of Planet as a group; and (iv) all those known by Planet to be beneficial owners of more than five percent (5%) of any class of Planet's Stock.

                                                                  BENEFICIAL OWNERSHIP
                                                              NUMBER OF      PERCENTAGE OF
TITLE OF CLASS  BENEFICIAL OWNER                              SHARES (1)     CLASS OWNED (2)
----------------------------------------------------------------------------------------------
  Common        Agway Holdings Inc. (3)                       3,000,000         34.72%
                        P.O. Box 4933
                        Syracuse, NY 13221
  Common        Special Situations Private Equity Fund,         878,619         10.36%
                L.P. (4)
                        153 East 53rd Street, 55th Floor
                        New York, NY 10022
  Common        Robert J. Petcavich, Ph.D. (5)                  775,932          9.95%
                        9985 Businesspark Avenue
                        San Diego, CA 92131
  Common        Benchmark Capital, Inc. (6)                     742,900          9.72%
                        750 Lexington Avenue, 24th Floor
                        New York, NY 10022
  Common        Lorraine DiPaolo (7)                            839,000**       10.98%**
                        750 Lexington Avenue, 24th Floor
                        New York, NY 10022
  Common        Richard Zorn (8)                                742,900**        9.72%**
                        750 Lexington Avenue, 24th Floor
                        New York, NY 10022
  Common        H. M. Busby (9)                                 278,592          3.62%

  Common        Michael M. Coleman, Ph.D. (10)                   52,200             *

  Common        Dennis J. LaHood (11)                            37,083             *

  Common        Thomas A. Landshof (12)                          51,000             *

  Common        Peter J. O'Neill (13)                            18,000             *

  Common        Ronald B. Sunderland (14)                        73,000             *

  Common        All executive officers and directors as       1,285,807         16.04%
                a group (15)

 Series A       Special Situations Private Equity Fund,         321,500        100.00%
Preferred       L.P.
                        153 East 53rd Street, 55th Floor
                        New York, NY 10022

----------------

*    Less than one percent.

**   Includes shares also reported by other persons on this Table. See
     Footnotes.

(1) This table is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Planet believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2) Percentage ownership is based upon 7,639,947 shares outstanding on August 31, 2000, and any shares issuable pursuant to securities convertible into or exercisable for shares of common stock by the person or group in question on August 31, 2000 or within 60 days thereafter.

        Percentage of Series A Convertible Preferred Stock is based upon 321,500 shares of Series A Convertible Preferred Stock outstanding as of August 31, 2000.

(3) Includes 1,000,000 shares of common stock issuable upon exercise of a warrant within 60 days of August 31, 2000. Agway Holdings Inc. is an indirect wholly owned subsidiary of Agway, Inc.

(4) Includes 37,940 shares of common stock, 378,235 shares of common stock issuable upon conversion of 321,500 shares of Series A Convertible Preferred Stock and 462,444 shares of common stock issuable upon exercise of a warrant within 60 days of August 31, 2000. Special Situations Private Equity Fund, L.P. is managed by its general partner MG Advisers, L.L.C., a New York limited liability company. The members of MG Advisers, L.L.C. are Austin W. Marxe and David M. Greenhouse, who are each deemed to beneficially own 878,619 shares of common stock by virtue of their ownership and control of MG Advisers, L.L.C.

(5) Includes 157,533 shares issuable upon exercise of options that are exercisable within 60 days of August 31, 2000.

(6) Benchmark, by virtue of its investment discretion over accounts of its customers and acting through its executive officers, has the sole power to vote 742,900 shares.

(7) Ms. DiPaolo is the beneficial owner of 839,000 shares of common stock through the following: (i) her direct, personal ownership of 76,100 shares of common stock; (ii) the ownership of 20,000 shares of common stock by her husband; and (iii) her ownership of the Benchmark Company, Inc., a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor registered under the Investment Advisors Act of 1940, in accordance with Section 240.13d-1
        (b)(1)(ii)(E), by virtue of Benchmark's investment discretion over accounts of its customers that hold 742,900 shares of common stock as of December 31, 1999.

(8) Mr. Zorn is the beneficial owner of 742,900 shares of common stock through the following: (i) his direct, personal ownership of 56,600 shares of common stock; (ii) his IRA account which holds 70,000 shares of common stock; (iii) his power of attorney for the management of the account of his daughter which holds 13,200 shares of common stock; (iv) his position as president of The Zorn Foundation, Inc., which owns 21,000 shares of common stock; (v) his position as Trustee of the Lillian R. Zorn Charitable Remainder Annuity Trust which owns 10,000 shares of common stock; (vi) his position as Trustee of the Lillian R. Zorn Trust for his grandchildren which owns 13,000 shares of common stock; (vii) his position as General Partner of LRZ Family Limited Partnership, which owns 30,000 shares of common stock; and (viii) his position as Executive Vice President of The Benchmark Company, Inc. a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor registered under the Investment Advisors Act of 1940, in accordance with Section 240.13d-1
        (b)(1)(ii)(E), by virtue of Benchmark's investment discretion over accounts of its customers that hold 529,100 shares of common stock as of December 31, 1999.

(9) Includes 48,200 shares of common stock issuable upon exercise of options that are exercisable within 60 days of August 31, 2000.

(10) Includes 48,200 shares of common stock issuable upon exercise of options that are exercisable within 60 days of August 31, 2000.

(11) Includes 37,083 shares of common stock issuable upon exercise of options that are exercisable within 60 days of August 31, 2000. Mr. LaHood is the President of the Country Products Group of Agway, Inc., the indirect parent company of Agway Holdings, Inc. Agway Holdings Inc., is the beneficial owner of 3,000,000 shares of common stock, which includes 1,000,000 shares of common stock issuable upon exercise of a warrant within 60 days of August 31, 2000. Mr. LaHood is also an officer of Agway Holdings, Inc. As a result of his positions within Agway and Agway Holdings, Mr. LaHood has indirect shared voting power and indirect shared investment power of Agway's shares of common stock.

(12) Includes 51,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of August 31, 2000.

(13) Includes 18,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of August 31, 2000. Mr. O'Neill is the Senior Vice-President and Chief Financial Officer of Agway, Inc., the indirect parent company of Agway Holdings, Inc. Agway Holdings Inc., is the beneficial owner of 3,000,000 shares of common stock, which includes 1,000,000 shares of common stock issuable upon exercise of a warrant within 60 days of August 31, 2000. Mr. O'Neill is also a director and an officer of Agway Holdings, Inc. As a result of his positions within Agway and Agway Holdings, Mr. O'Neill has indirect shared voting power and indirect shared investment power of Agway's shares of common stock.

(14) Includes 18,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of August 31, 2000.

(15) Includes 378,016 shares of common stock issuable upon exercise of options that are exercisable within 60 days of August 31, 2000.


                            DESCRIPTION OF SECURITIES

        The authorized capital stock of Planet consists of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock.

COMMON STOCK

        Each holder of record of common stock is entitled to one vote for each share held, and each holder of record of preferred stock is entitled to one vote for each share of common stock issuable upon conversion of such preferred stock. With respect to the election of directors, shareholders may exercise cumulative voting rights, i.e., each shareholder entitled to vote for the election of directors may cast a total number of votes equal to the number of directors to be elected multiplied by the number of such shareholder shares (on an as converted basis), and may cast such total of votes for one or more candidates in such proportions as such shareholder chooses.

        Subject to preferences that may be applicable to any prior rights of holders of outstanding stock having prior rights as to dividends, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board from time to time may determine. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding stock having prior rights on such distributions and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering, will be, upon payment therefore, duly and validly issued, fully paid and nonassessable.

TRITON STOCK PURCHASE AGREEMENT

        On August 15, 2000, we entered into a Stock Purchase Agreement with Triton West Group, Inc. Under this agreement, we have the right, until August 15, 2003, or earlier, to request a drawdown and require that Triton purchase between $100,000 and $1,250,000 of our common stock. Each request may not be less than fifteen (15) trading days apart, unless otherwise accepted by Triton. The maximum amount that we can require Triton to purchase at any given time is subject to a floating number based on our closing bid price and our average trading volume in a thirty-day period.

        For example, if our common stock trades between $3.01 and $4.50 per share and the average 30-day trading volume is between 15,001 and 50,000 shares, we may request up to a $250,000 drawdown from Triton under the Triton Stock Purchase Agreement. If our common stock traded between $1.01 and $3.00 per share and the average 30-day trading volume does not exceed 15,000 shares, the maximum we could draw down would be only $35,000 for our request. However, if our common stock trades over $9.01 per share and the average 30-day trading volume exceeds 150,001 shares, we could draw down the maximum amount of $1,250,000 for our request. If our stock price and trading volume remain at the same levels as of the day of this prospectus for the remainder of the term of the Triton Stock Purchase Agreement, the maximum amount that we would be able to draw down would be $35,000 per request.

        In addition to the limitation regarding the maximum that we may draw down and the trading days that must separate each request under the Triton Stock Purchase Agreement, Planet may not request a drawdown which would result in:

        - the issuance of an aggregate number of Triton Shares issued from Planet's drawdown of the Equity Line of Credit exceeding 19.9% of the number of Planet's outstanding shares without prior shareholder approval; and

        - Triton and its affiliates beneficially owning more than 9.9% of the then outstanding shares of Planet's common stock, including shares exercisable under the Triton Warrant on any given date.

        Planet may request a drawdown by delivering written notice to Triton setting forth the investment amount that Planet intends to sell to Triton. The amount requested in the drawdown notice may not be less than $100,000 nor more than the maximum drawdown amount of $1,250,000. However, if the maximum amount is less than $100,000 because the average 30 day trading volume is less than a certain amount and the stock price is less than certain amount, then the minimum request amount must be equal to the maximum drawdown amount. The price per share to be paid by Triton for each share will be eighty-five percent (85%) of the market price of the fourth trading day following Planet's delivery of a drawdown notice to Triton. However, if the applicable market price is equal to or greater than $10, then the purchase price will consist of eighty-seven percent (87%) of the market price of the fourth trading day after Planet's drawdown notice. Unless other arrangements are made between Triton and Planet, upon receipt of the drawdown notice, Triton will deliver the specified investment amount by wire transfer to a designated escrow agent. Upon the escrow agent's receipt of the purchased Shares from Planet, the escrow agent will deliver the investment amount to Planet and the purchased shares to Triton.

        Triton is not obligated to purchase Planet common stock if any of the following occurs:

        - The shares purchased by Triton are not or no longer registered pursuant to a then-effective registration statement;

        - There is a material adverse effect on the business operations, properties, prospects or financial condition of Planet after the date of Planet's most recent SEC filing pursuant to the Securities Exchange Act of 1934;

        - The trading of Planet's common stock is suspended by the SEC or the common stock is delisted from the principal exchange on which the common stock was listed.

COMPENSATION TO TRITON WEST GROUP, INC.

        As compensation for establishing the Equity Line of Credit under the Triton Stock Purchase Agreement, Planet issued 5,000 shares of common stock, a warrant to Triton and agreed to pay a commitment fee of $23,333 per drawdown for the first 6 drawdowns.

WARRANTS

        In connection with the Triton Stock Purchase Agreement with Triton, Planet issued a warrant to Triton to purchase up to 125,000 shares of common stock at


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


$2.5781 which was equal to 125% of the lowest closing bid price during the six trading days immediately preceding the initial closing date. The Triton Warrant expires on the close of business on February 23, 2004.

TRANSFER AGENT AND REGISTRAR

        The Transfer Agent and Registrar for the common stock is Transfer Online, located at 227 SW Pine St., Suite 300, Portland, Oregon 97204.


                         SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of our common stock in the public market or the prospect of such sales by existing shareholders and warrant holders could materially adversely affect the market price of our common stock. As of August 31, 2000, we had outstanding 8,018,182 shares of common stock (assuming the conversion of all outstanding shares of preferred stock into shares of common stock). A large majority of our outstanding shares of common stock are either registered and therefore freely tradable or may be transferred pursuant to Rule 144(k) under the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In September 1997, we filed with the California Secretary of State a Certificate of Determination of Preferences of Series A Convertible Preferred Stock which entitles the holders of the 750,000 authorized shares of preferred stock to dividend payments of a certain number of shares of the common stock every March 15, June 15, September 15, and December 15 of each year. In May 1995, we filed a Registration Statement on Form S-8 under the Securities Act covering 500,000 shares of common stock issuable under our 1995 Stock Option Plan. As of August 31, 2000, there were 109,278 remaining shares available for grant under the 1995 Plan. In June 2000, we also filed a Registration Statement on Form S-8 under the Securities Act covering 500,000 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan. As of August 31, 2000, 325,500 shares are available for grant under the 2000 Plan, in addition to the remaining shares available for grant under the 1995 Plan, which may also be granted under the 2000 Plan. Upon issuance, shares registered under such Registration Statement will be, subject to Rule 144 volume limitations applicable to our affiliates, available for sale in the open market.

        On November 12, 1998, Planet entered into a Stock Purchase Agreement with Agway Holdings, Inc., a subsidiary of Agway, Inc., whereby Agway Holdings was given a right of first refusal to purchase its pro-rata share of any common stock or other security of Planet that Planet proposed to sell or issue after the date of the Agway Holdings Stock Purchase Agreement. Under Section 5(b) of the Agreement, Planet is required to give Agway Holdings written notice of its intention, describing the securities to be issued, the price and the terms and conditions upon which Planet proposes to issue the securities and gives Agway Holdings twenty days from that date to purchase its pro-rata share. Agway Holdings may also waive its right of first refusal in writing. Thus, upon each exercise by Planet of the right to sell shares to Triton pursuant to the Equity Line of Credit and exercise of the Triton Warrant, Agway Holdings will have the right to purchase additional shares of the common stock.


                              PLAN OF DISTRIBUTION

        A majority of the shares of common stock to be registered by this registration statement, including those issuable under the Triton Warrant, are being offered to Triton West Group, Inc. under an Equity Line of Credit. The total dollar amount of this offering to Triton, excluding the Triton Warrant, will not exceed $7,000,000. Planet will receive funds upon drawdowns of the Equity Line of Credit by Planet and Triton's exercise of the Triton Warrant. Pursuant to the Triton Stock Purchase Agreement, Triton will receive the Triton Warrant (under which 125,000 shares of the common stock may be exercised by Triton), 5,000 shares of common stock, and a commitment fee of $23,333 per drawdown for the first 6 drawdowns.

        In this offering, Triton has agreed to be named as a statutory underwriter within the meaning of the Securities Act of 1933. However, Triton entered into the

Triton Stock Purchase Agreement for its own account and not with a view to or for sale in connection with any distribution of the common stock and Triton has no present arrangement (whether or not legally binding) at any time to sell its shares to or through any person or entity. Triton has not, however, agreed to hold the Triton Shares for any minimum or other specific term and has reserved the right to dispose of the Triton Shares at any time in accordance with federal and state securities laws applicable to such disposition. Furthermore, Triton has neither agreed, prior to any sales, to effect any offers or sales of the Triton Shares in any manner other than as specified in the prospectus nor to purchase or induce others to purchase the Triton Shares in violation of any applicable federal and state securities laws, rules and regulations and the rules and regulations of the Nasdaq National and Small Cap Markets.

        Planet will not receive funds from the sale of shares of Planet common stock or shares of Planet common stock issuable upon exercise of a warrant held by certain selling shareholders.


    DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                  LIABILITIES

        Planet's Restated Articles of Incorporation include provisions to eliminate the personal liability of its directors to the fullest extent permitted by Section 204(a)(10) under the General Corporation Law of California. Planet's Articles also include provisions that authorize Planet to indemnify its directors and officers to the fullest extent permitted by Sections 204 and 317 of the California Corporations Code. Planet's Bylaws also provide Planet with the authority to indemnify its other officers, employees and other agents as set forth in the Corporations Code. Such indemnification may be provided against expenses incurred or in connection with any suit to which an indemnified party is, or is threatened to be made, a party by reason of such party's acting for or on behalf of Planet so long as the party acted in good faith and in a manner the party reasonably believed to be in the best interests of Planet, and with respect to a manner the party reasonably believed to be in the best interests of Planet, and with respect to any criminal action, the party had no reasonable cause to believe the party's conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, employees or agents of Planet pursuant to the foregoing paragraphs, or otherwise, Planet has been advised that in the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                             DESCRIPTION OF BUSINESS

PLANET POLYMER TECHNOLOGIES, INC.

        Planet Polymer Technologies, Inc. is an advanced materials company that develops and licenses unique hydro-soluble polymer and biodegradable materials. Planet's proprietary polymer materials are marketed under the trademarks EnviroPlastic(R), Aquadro(R) and AQUAMIM(R). EnviroPlastic(R) and Aquadro(R) can be used to produce films, coatings and injection molded parts that serve as environmentally compatible alternatives to conventional plastics. AQUAMIM(R) can be used to manufacture complex metal parts using conventional plastics molding equipment. Planet has also developed polymer technologies for Agway, Inc. in 1999 that are being marketed under the trademarks Optigen(TM) 1200 and Fresh Seal(TM).

        Planet's primary focus is on the technologies listed below:

        - EnviroPlastic(R) CRT (controlled-release technology) - Polymer coating technologies for use in agriculture and food products

        - AQUAMIM(R) Metal Injection Molding - Moldable metal filled polymers

        -      EnviroPlastic(R) Z - Biodegradable and compostable polymers

        - Aquadro(R) - Hydrodegradable (water dispersible) polyvinyl alcohol ("PVOH") resin

       To date, Planet has commercialized EnviroPlastic(R) CRT technologies with Agway, EnviroPlastic(R) Z with The Toro Company's Irrigation Division and has sold pilot production quantities of AQUAMIM(R) and Aquadro(R) products.

       In November 1998, Planet entered into a Stock Purchase Agreement with Agway Holdings, Inc., a subsidiary of Agway, whereby Agway Holdings purchased 1,000,000 shares of Planet's common stock for $1,000,000 and received a warrant to purchase up to 2,000,000 additional shares of common stock at a price of $1.00 per share. The stock purchase transaction was completed in January 1999 with Planet's shareholders' approval. To date, Agway has exercised warrants to purchase 1,000,000 shares of common stock and holds a warrant to purchase an additional 1,000,000 shares.

       Contemporaneously with the execution of the Agway Holdings Stock Purchase Agreement, Planet and Agway entered into an agreement relating to the funding by Agway of a feasibility study (the "Feasibility Agreement") of Planet's polymer technology for use in agricultural products (other than fertilizers and certain biological products) and food products. Under the terms of the Feasibility Agreement, Planet is reimbursed for certain qualifying research and development costs from Agway.

        Also in November 1998, Planet granted Agway an exclusive worldwide license (the "License Agreement") to all current and future products that utilize Planet's polymer technology for agricultural and food related purposes (other than products already covered by existing agreements). Under the terms of the License Agreement, Agway has the exclusive right to grant licenses and sublicenses to other parties on the technology developed under the License Agreement. Planet and Agway agreed to execute further sub-agreements (each a "Sub-Agreement") to specify the royalties to be paid to Planet for Agway's use of Planet's technology on certain specific products. In March 2000, Planet and Agway entered into a Sub-Agreement with respect to animal feed products incorporating Planet's patented/patent pending coatings and/or polymer systems. Also in March 2000, Planet and Agway entered into another Sub-Agreement with respect to Planet's patented/patent pending coatings and/or polymer systems sold for use on fruits, vegetables, floral and nursery items.

        In addition to the Agway alliance, Planet has sought to develop strategic alliances with other potential customers. Since 1995, Planet has had a relationship with Agrium Inc. to conduct development work in the use of coatings of fertilizer products. On June 23, 1999, Planet entered into an Amending Agreement (the "Amending Agreement") with Agrium to amend that certain Technology Development and License Agreement dated as of January 30, 1995. The Amending Agreement allows Planet to enter into an arrangement or agreement with Agway with respect to the development of certain technologies involving controlled-released coatings of fertilizers. If Planet enters into such arrangements or agreements with Agway, then Planet will grant Agrium, among other items, an option to acquire a license and a right to produce, market and distribute such technologies on the same terms and conditions as those offered to Agway.

        Planet's research and development facility is located in San Diego, California. Planet sold its wholly owned subsidiary, Deltco of Wisconsin, Inc. on January 7, 2000.

        Planet was incorporated under the laws of California in August 1991. Planet's principal executive offices are located at 9985 Businesspark Avenue, San Diego, CA 92131, and its telephone number is 858-549-5130.

PLANET'S PRODUCTS AND TECHNOLOGIES

       Planet is using its polymer chemistry expertise to provide water soluble and degradable technology-based solutions to the current and emerging needs of the industrial and agricultural markets.

       ENVIROPLASTIC(R) CRT. Planet's EnviroPlastic(R) CRT (controlled-release technology) is a proprietary polymer coating product line. This technology allows fertilizer to be controlled for release over 120 days (see "Strategic
Alliances:

Agrium Technology Development and License Agreement"). The patent for EnviroPlastic(R) CRT is No. 5,803,946.

       The controlled-released products for animal feed and fruit coating are currently in production for Agway. The product line for the animal feed is time released polymer coated nitrogen. The fruit coating technology allows controlled ripening which extends the shelf life of the coated fruit. In March 2000, Planet and Agway entered into a Sub-Agreement with respect to animal feed products incorporating Planet's patented/patent pending coatings and/or polymer systems. Also in March 2000, Planet and Agway entered into another Sub-Agreement with respect to Planet's patented/patent pending coatings and/or polymer systems sold for use on fruits, vegetables, floral and nursery items.

        AQUAMIM(R) METAL INJECTION MOLDING. AQUAMIM(R) is designed for the production of precision metal components utilizing a water debinding process, which eliminates the need for hazardous solvents or acids. AQUAMIM(R) feedstock is a mixture of metal powders and Planet's proprietary water soluble polymer binder. Various industrial and consumer products can be manufactured by the AQUAMIM(R) technology. Planet currently offers stainless steel compounds, 316L, 17-4PH, and 420; iron-nickel; tool steels M2, and M4; and heavy metal alloys, tungsten copper and tungsten carbide cobalt. In May 1998, Planet retained Dr. Randall German, an authority on Metal Injection Molding, commonly referred to as MIM, as a scientific advisor to Planet. To date, Planet has not received significant revenue from the sale of products based on its AQUAMIM(R) technology. The patents for AQUAMIM(R) are No. 5,977,230 and No. 6,008,281.

        ENVIROPLASTIC(R) Z. Planet's patented EnviroPlastic(R) Z materials are biodegradable and compostable polymers based on the polymer cellulose acetate derived from trees, a natural renewable resource. EnviroPlastic(R) Z materials are subjected to a high energy physical process that enhances their biodegradability and compostability. Product features include transparency, fast molding cycles, outstanding processability and degradation rates from 1 to 3 years. EnviroPlastic(R) Z materials have been successfully injection molded and extruded into sheet film. EnviroPlastic(R) Z materials are targeted for use in products in the packaging and the industrial markets and is currently in commercial production for The Toro Company's Irrigation Division.
The patent for EnviroPlastic(R) Z is No. 5,505,830.

        AQUADRO(R). Aquadro(R) is a polyvinyl alcohol based compound developed by Planet to provide cost effective product solutions for the medical disposable, industrial manufacturing and personal hygiene markets. Aquadro(R) can be manufactured into blown film, extrusion cast film, and injection molded products. Aquadro(R) resins are highly versatile and can be engineered for elastomeric or rigid applications. Aquadro(R) can be disposed of through the municipal sewage system by dissolving the material in hot or cold water. The development of Aquadro(R) is an advancement of Planet's EnviroPlastic(R) H technology, patent No. 5,367,003. The patent for Aquadro(R) is No. 5,658,977.

MARKETS AND APPLICATIONS

       Planet is focusing on specific market opportunities where Planet believes that its polymer chemistry expertise, EnviroPlastic(R) CRT, AQUAMIM(R), EnviroPlastic(R) Z and Aquadro(R) technologies, may address current or emerging market requirements. However, there can be no assurance that Planet's products or that new products, if developed, will be able to capture market share or be profitable.

       Planet is currently targeting the following markets:

       AGROTECHNOLOGY. Planet believes that EnviroPlastic(R) CRT materials provide a potential solution to the problem of soil and water contamination in the fertilizer industry. The use of controlled-release technology decreases the water contamination caused by unacceptably high levels of nitrates being dissolved in the water table and provides a cost-effective method of dissemination of the fertilizer product. Additionally, rain does not wash away controlled-release fertilizers using EnviroPlastic(R) CRT materials.

       Planet's controlled-release technology is currently being utilized in a product sold by Agway as a concentrated source of controlled release nitrogen for dairy cows and is currently being developed for controlled ripening of produce. Planet believes that Agway will continue to expand the market areas for both of these technologies.

       INDUSTRIAL MANUFACTURING. Planet believes that potential users of AQUAMIM(R) include commercial custom MIM parts producers, internal MIM parts producers and new entrants including diversifying plastic injection molders. Some of the MIM products being produced today include aerospace parts, medical devices, firearm components, business machine and camera parts, jewelry, cutting tools, microelectronics, wear components, surgical tools, computer disk drives, locks, hand tools, sporting goods, thermocouples, connectors, and various industrial components and automotive parts. Planet believes that its AQUAMIM(R) technology provides a simple, safe and cost effective solution for producing metal injection molded parts. Planet's EnviroPlastic(R) Z is currently in use by The Toro Company's Irrigation Division as a degradable component of their sprinkler systems.

        PERSONAL HYGIENE AND MEDICAL DISPOSABLES. Planet's Aquadro(R) technology offers both product enhancements and environmental benefits in both film and injection molded applications in the personal hygiene market. Prototype samples of these products, manufactured with Planet's EnviroPlastic(R) H polymer blends, have demonstrated that they can be disposed of in the toilet and jettisoned into the sewage system. Planet believes that consumers will consider this method of disposal to be more convenient and environmentally sound. Planet believes that its injection molded Aquadro(R) product is well positioned to capitalize on the increasing concern for safe, efficient and environmentally compatible disposable medical supplies.

STRATEGIC ALLIANCES

       To facilitate the development and commercialization of Planet's products, Planet has pursued a strategy of aligning itself with a number of companies in the areas of product development and marketing.

       AGWAY PRODUCT FEASIBILITY AGREEMENT, LICENSE AGREEMENT AND STOCK PURCHASE AGREEMENT. In November 1998, Planet entered into a Stock Purchase Agreement with Agway Holdings, Inc., a subsidiary of Agway, whereby Agway Holdings purchased 1,000,000 shares of Planet's common stock for $1,000,000 and received a warrant to purchase up to 2,000,000 additional shares of common stock at a price of $1.00 per share. The stock purchase transaction was completed in January 1999 with Planet's shareholders' approval. Additionally, in February 1999, Planet received a commitment from Agway whereby Agway agreed to exercise its warrant to acquire up to 500,000 shares of Planet's common stock after July 1, 1999 at Planet's request, in the event that Planet's cash flows were less than currently projected or were insufficient to fund its operating requirements. On November 5, 1999 and March 3, 2000, at Planet's request, Agway exercised warrants with respect to a total of 1,000,000 shares of Planet's common stock on the terms, and subject to conditions, set forth in the warrants and Planet received a total of $1,000,000 in connection with such exercises.

        Contemporaneously with the execution of the Agway Holdings Stock Purchase Agreement, Planet and Agway entered into an agreement relating to the funding by Agway of a feasibility study (the "Feasibility Agreement") of Planet's polymer technology for use in agricultural products (other than fertilizers and certain biological products) and food products. Under the terms of the Feasibility Agreement, Planet is reimbursed for certain qualifying research and development costs from Agway.

       Also in November 1998, Planet granted Agway an exclusive worldwide license (the "License Agreement") to all current and future products that utilize Planet's polymer technology for agricultural and food related purposes (other than products already covered by existing agreements). Under the terms of the License Agreement, Agway has the exclusive right to grant licenses and sublicenses to other parties on the technology developed under the License Agreement. During the term of the License Agreement, however, Planet may not conduct any development work of the same nature or type as that performed under the License Agreement for any third party on any subject if the intended use falls within, or could reasonably be expected to fall within, Agway's Field of Business (as defined in the License Agreement). Moreover, Planet may not enter into any arrangements or agreements with any third party for a license under any of Planet's technology used during performance of this agreement if the intended place of use falls within, or could reasonably be expected to fall within, Agway's Field of Business (as defined in the License Agreement) without first offering such arrangement to Agway and at the terms no less favorable to Agway than those offered to a third party. Agway's Field of Business is broadly related to agricultural products and food products, but does not include fertilizers for purposes of the License Agreement. As a result, Planet's ability to develop or license its technology to third parties for agricultural and food applications is significantly restricted by the License Agreement. Planet and Agway agreed to execute further sub-agreements (each a "Sub-Agreement") to specify the royalties to be paid to Planet for Agway's use of Planet's technology on certain specific products. In March 2000, Planet and Agway entered into a Sub-Agreement with respect to animal feed products incorporating Planet's patented/patent pending coatings and/or polymer systems. Also in March 2000, Planet and Agway entered into another Sub-Agreement with respect to Planet's patented/patent pending coatings and/or polymer systems sold for use on fruits, vegetables, floral and nursery items.

        AGRIUM TECHNOLOGY DEVELOPMENT AND LICENSE AGREEMENT. In January 1995, Planet entered into a ten year technology and license agreement with Cominco Fertilizers Ltd. (now named Agrium Inc.), pursuant to which Agrium desired to have Planet conduct further development work including, but not limited to, the use of coatings to control release of fertilizers and to protect products containing biological inoculants. Planet's EnviroPlastic(R) CRT polymer was developed for Agrium under this agreement. Under the terms of the agreement, Agrium owns all technology developed under the agreement, including, among other things, compositions of matter, new chemical complexes, association compounds, blends, mixtures or compositions of coating materials, or new products, or new processes relating thereto developed by Planet or by Agrium. In addition, Agrium has the exclusive right to grant licenses and sublicenses on the technology developed under the agreement to other parties. In return for the rights granted to Agrium, Agrium is required to pay royalties to Planet determined in accordance with the terms of the agreement. On June 23, 1999, Planet entered into an Amending Agreement (the "Amending Agreement") with Agrium, Inc. to amend that certain Technology Development and License Agreement dated as of January 30, 1995. The Amending Agreement allows Planet to enter into an arrangement or agreement with Agway with respect to the development of certain technologies involving controlled-released coatings of fertilizers. If Planet enters into such arrangements or agreements with Agway, then Planet will grant Agrium, among other items, an option to acquire a license and a right to produce, market and distribute such technologies on the same terms and conditions as those offered to Agway.

        Planet intends to continue developing other strategic relationships that may help it promote its products or that might extend the range of product solutions provided by Planet's technologies. Planet has entered into non-disclosure agreements providing for the confidential exchange of information and discussion with potential strategic partners and customers. There can be no assurance that any such agreements will result in any development and license agreements or commercial relationships. There can be no assurance that Planet will be able to negotiate acceptable customer relationships in the future, or that its existing joint development and licensing agreements will be successful. There can also be no assurance that Planet and its potential strategic partners will be able to develop any products or that the new products, if developed, and their pricing will be acceptable to customers.

SALES AND MARKETING

       Planet primarily relies on direct sales efforts and strategic marketing alliances to market Planet's products and technologies. Many of these direct sales efforts are based on the initiatives of Planet's senior management. Planet believes that these efforts have provided Planet with significant market exposure and have continued the educational process required to commercialize its technologies. In order to leverage its sales and marketing efforts, Planet has also developed strategic alliances with Agway and Agrium. See "Strategic Alliances."

       Most of Planet's technologies are designed to be specially engineered to enhance, and become incorporated into, customers' products. Due to this high degree of product specialization, Planet expects the average sales cycle for its products to be approximately 24 to 48 months. This average sales cycle includes initial customer contacts, specification writing, engineering design, prototype construction, pilot testing, regulatory approval (if any), sales and marketing and commercial manufacture. A significant amount of time and energy is required by Planet's staff to educate the customer, understand the customer's unique application requirements and recommend and develop the appropriate solution.

COMPETITION

        Planet considers its competition for its AQUAMIM(R) product to be from competing technologies rather than from direct competitors. The competing technologies include: solvent debinding technologies based on a wax binder by Advanced Forming Technology, catalytic debinding based on a polyacetal binder by BASF Corporation, air dry debinding based on a water-based binder by Honeywell, Inc. and thermal debinding based on an acrylic binder by Rohm & Haas Company.

       In the manufacture and marketing of controlled-release fertilizer, Planet competes indirectly with Pursell Inc. and The Scotts Company in the United States and Haifa Chemical Company in Israel. Planet believes that its EnviroPlastic(R) CRT technology is a lower cost alternative that can be targeted towards the broader agricultural market rather than the turf nursery and ornamental market segment being served today.

       The primary source of competition for Planet's EnviroPlastic(R) and Aquadro(R) products currently comes from suppliers of conventional non-degradable plastic products. The use of non-degradable products and current methods of solid waste disposal are well established and accepted by both consumers and the industry, many of whom may be indifferent to the benefits offered by Planet's technologies. Many of Planet's competitors, who provide these non-degradable products, have significantly greater financial, technical and human resources than Planet. Direct competition with respect to degradable polymer materials is limited. Technologies which Planet believes to be potentially competitive include polyvinyl alcohol, starch-based polymers and polylactic acid. A lessening of political or consumer concern for environmental aspects of waste disposal could significantly harm Planet's competitive position.

       There can be no assurance that any one of these potentially competitive technologies will not obtain a significant market share prior to the commercialization of Planet's products. The development of a competing or superior technology or the commercialization of such technology by any one of Planet's potential competitors could have a material adverse effect on Planet's sales or operating profits.

MANUFACTURING AND SUPPLIERS

        Planet manufactures polymer materials in pellet form from base raw materials purchased from third party vendors. Planet has manufactured only limited production quantities of its products at its facility in San Diego, California, and continues to use contract manufacturers to produce larger quantities of materials when required. The components for Planet's polymer blends, alloys and coating products are available from several suppliers such as Union Carbide Corporation, The Dow Chemical Company, Dupont, Eastman Chemical Company and Air Products and Chemicals, Inc. as well as other sources. Planet has not executed long-term supply agreements with any of its vendors.

       To date, Planet has obtained adequate quantities of raw materials on acceptable terms to meet its requirements and with volume purchase orders on some items in order to obtain quantity discounts. Planet does not anticipate significant difficulties in obtaining raw materials in sufficient quantities to meet its anticipated needs. Should supply problems arise, however, Planet's inability to develop alternative cost-effective sources could materially impair Planet's ability to manufacture and deliver products. Additionally, an interruption or reduction in the source of supply of any of the component materials, or an unanticipated increase in vendor prices, could materially and adversely affect Planet's operating results and damage customer relationships.

RESEARCH AND DEVELOPMENT

        Research and development expenditures during the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000, were approximately $634,000, $727,000, $392,000 and $269,000, respectively, of which approximately $122,000, $497,000, $310,000 and $139,000, respectively, were customer funded. Planet believes that its long-term success depends on the continued development and commercialization of cost-effective solutions consisting of engineered environmentally compatible polymer materials. Planet currently has three Ph.D. polymer scientists, one MS research scientist and one process technician engaged in product development programs, which include polymer synthesis, polymer blending, process development, pilot and full scale manufacturing and testing. Planet aims to design and develop new products internally and, where appropriate, acquire existing technologies for commercialization, although Planet currently has no plans for any such acquisitions. Planet anticipates that some of the 2000 research and development expenditures in the agrotechnology area will be reimbursed by Agway under its Feasibility Agreement. For the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000, Planet recorded reimbursable research and development costs of approximately $62,000, $355,000, $251,000 and $94,000, respectively, from Agway.

INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGIES

       Planet believes that, although the ownership of patents is a significant competitive advantage in its business, its success also depends on the innovative skills, technical competence, and marketing ability of its scientific, engineering, and sales and marketing personnel. Planet intends to continue to design and develop proprietary engineered environmentally compatible polymer blends and alloys, as well as enhancements and improvements on existing products, and will seek patent and trademark protection for such inventions, improvements and enhancements as appropriate.

       In 1999, Planet expanded its existing patent portfolio with the issuance of US name registration and patents for Planet's AQUAMIM(R) technology, and US patent allowed on fresh produce coating technology. All other technologies of Planet are considered trade secrets and patent protection will be pursued as appropriate.

       While Planet believes that a competitor with substantial financial resources and technical expertise could develop polymer materials equivalent to Planet's, Planet believes that its lead times, continued research and development efforts and relationship driven strategic alliances with customers provide it with a competitive advantage. Planet relies on trade secrets, proprietary know-how and process technology, which it seeks to protect, in part, by confidentiality agreements with its employees, consultants and customers. There can be no assurance that these agreements will not be breached, that Planet would have adequate remedies for any breach or that Planet's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

       In addition, there can be no assurance that Planet's pending patent applications will be approved, that Planet will develop additional proprietary materials or processes that are patentable, that any patents issued to Planet or any of its licenses will provide Planet with competitive advantages or will not be successfully challenged by third parties or that the patents of others will not have an adverse effect on the ability of Planet to conduct its business. Furthermore, there can be no assurance that others will not independently develop similar or superior technologies, duplicate any of Planet's processes or design around the patented materials developed by Planet. Planet believes that its products, patents, trademarks and other proprietary rights do not infringe the property rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims in the future. It is possible that Planet may need to acquire licenses to, or to contest the validity of, issued or pending patents of third parties relating to Planet's technology. There can be no assurance that licenses under such patents would be made available to Planet on acceptable terms, if at all, or that Planet would prevail in any such contest. In addition, Planet could incur substantial costs defending itself in suits brought against the Company with respect to patents or in bringing suits against other parties.

GOVERNMENT REGULATION

        Certain end products into which Planet's products are incorporated may be subject to significant regulation and approval by federal, state and local entities such as the Food and Drug Administration (the "FDA") and the Environmental Protection Agency (the "EPA"). Similar regulatory agencies exist worldwide. Planet may be required to provide its customers with technical information on its products to be used by the customer in the regulatory process. Planet's customers will have primary responsibility for obtaining any required governmental approvals. The approval process could be costly and lengthy and potential sales of Planet's products could be significantly delayed and/or eliminated as to end products subject to such regulatory approval.

EMPLOYEES

       Planet currently has ten full-time employees at its corporate headquarters in San Diego, California, three of whom hold doctoral degrees. Five employees are engaged in research and development activities, one is involved in sales and marketing, and four are in administrative, business development, operations and research support positions. Planet believes that its future success will depend in part on its ability to recruit, retain and motivate qualified management, marketing, technical and administrative employees. Planet has an employment agreement with one key employee. None of Planet's employees are covered by collective bargaining agreements, and management considers relations with employees to be good.

FINANCIAL INFORMATION

        On January 7, 2000, Planet sold all of its common stock shares of Deltco. In accordance with the Stock Purchase Agreement, dated December 30, 1999, Planet received on January 7, 2000 total proceeds of $1,000,000 in the form of $900,000 in cash and $100,000 in a secured promissory note in consideration of the sale of its Deltco common stock. This note is collateralized by all of the equipment, accounts, inventory, supplies and personal property now held or hereafter acquired by Deltco. The accompanying financial statements present the results of operations of Deltco as a discontinued operation. Accordingly, Planet's continuing operations are now comprised of one segment, the "Research and Development" business segment.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

       Except for the historical information, the following discussion contains forward-looking statements that involve certain risks and uncertainties. Planet's actual results could differ materially from those discussed below.

       Since Planet was founded in 1991, with the exception of resources expended in connection with the purchase and ongoing operation of Deltco, substantially all of Planet's resources have been devoted to the development and commercialization of its technologies and products. This has included the expenditure of funds to develop Planet's corporate infrastructure, support Planet's marketing efforts and establish a pilot production facility, in addition to research and development. In January 2000, Planet sold its wholly owned subsidiary, Deltco, a manufacturer and reprocessor of plastic resins located in Ashland, Wisconsin. Planet has incurred operating losses since inception and had an accumulated deficit as of June 30, 2000 of approximately $12.1 million. Pending commercial deployment of and related volume orders for Planet's products, Planet expects to incur additional losses.

RESULTS OF OPERATIONS

       On January 7, 2000, Planet sold all of its common stock shares of Deltco. In accordance with the Stock Purchase Agreement, Planet received total proceeds of $1,000,000 in the form of $900,000 in cash and $100,000 in a secured promissory note in consideration of the sale of its Deltco common stock. This note is collateralized by all of the equipment, accounts, inventory, supplies and personal property now held or hereafter acquired by Deltco. The accompanying financial statements present the results of operations of Planet and Deltco as a discontinued operation. Accordingly, Planet's continuing operations are now comprised of one segment, the "Research and Development" business segment. The following discussion of results of operations relates solely to Planet's continuing operations.

       Planet's revenues increased from $0 for the year ended December 31, 1998 to approximately $76,000 for the year ended December 31, 1999. This increase was primarily attributable to the successful commercial deployment of EnviroPlastic(R) Z for The Toro Company's Irrigation Division. Planet's revenues increased from $0 for the six months ended June 30, 1999 to approximately $401,000 for the same period in 2000. This increase was also attributable to the commercial deployment of EnviroPlastic(R) Z.

       Cost of sales increased from $0 for the year ended December 31, 1998 to approximately $54,000 for the year ended December 31, 1999. This increase was primarily due to the costs associated with the commercialization of EnviroPlastic(R) Z. Cost of sales increased from $0 for the six months ended June 30, 1999 to approximately $274,000 for the same period in 2000. This increase was also due to the costs associated with the commercialization of EnviroPlastic(R) Z.

       General and administrative expenses increased $156,000 from approximately $732,000 for the year ended December 31, 1998 to approximately $888,000 for the year ended December 31, 1999. This increase was primarily attributable to increased legal fees and an increase in outside services relating to costs associated with becoming Year 2000 compliant. The aforementioned expenses increased $38,000 from approximately $477,000 for the six months ended June 30, 1999 to approximately $515,000 for the same period in 2000. This increase was primarily attributable to professional fees paid to an independent consultant for providing investor relation services.

       Marketing expenses increased $5,000 from approximately $178,000 for the year ended December 31, 1998 to approximately $183,000 for the year ended December 31, 1999. Marketing expenses increased $24,000 from approximately $84,000 for the six months ended June 30, 1999 to approximately $108,000 for the same period in 2000. These increases were primarily attributable to increased costs associated with the promotion of AQUAMIM(R) which included professional fees paid to an independent consultant.

       Planet's net research and development expenses decreased from approximately $512,000 for the year ended December 31, 1998 to approximately $230,000 for the year ended December 31, 1999. This decrease was primarily due to the Feasibility Agreement entered into with Agway and a reduction in research and development travel expenditures. Planet has allocated research and development resources to projects that are reimbursable by Agway and other customers. Offsetting research and development revenue from customers other than Agway increased from approximately $60,000 for the year ended December 31, 1998 to approximately $142,000 for the same period in 1999. This increase was primarily due to the advancement of AQUAMIM(R) and Aquadro(R). Offsetting reimbursable research and development costs from Agway increased from approximately $62,000 for the year ended December 31, 1998 to approximately $355,000 for the same period in 1999. This increase was due primarily to the commercial scale up of animal feed and an increase in costs associated with developing fruit coating. A net advance of funds of approximately $61,000 existed as of December 31, 1999. In addition, Planet's net research and development expenses increased from approximately $82,000 for the six months ended June 30, 1999 to approximately $130,000 for the same period in 2000. This increase was primarily due to a reduction in allocated research and development resources to projects that are reimbursable by Agway under the Feasibility Agreement. Offsetting reimbursable research and development revenue from customers other than Agway decreased from approximately $59,000 for the six months ended June 30, 1999 to approximately $44,000 for the same period in 2000. Offsetting reimbursable research and development costs from Agway decreased from approximately $251,000 for the six months ended June 30, 1999 to approximately $94,000 for the same period in 2000. These decreases were due to a reduction in the research and development labor rates charged to Agway.

        In 1996, Planet recorded an obligation of $265,000 for outstanding employment tax issues. During the three months ended September 30, 1999, Planet resolved a portion of the employment tax issue and recorded other income of $113,000.

        In 1998 and 1999, Planet recorded an income tax provision of $800, which represented a current tax liability for California minimum taxes.

        Planet's net loss decreased from approximately $1,629,000 during the year ended December 31, 1998 to approximately $1,561,000 during the year ended December 31, 1999 as a result of the aforementioned contributing factors, offset by the loss on the sale of Deltco of approximately $561,000. Planet's net loss increased from approximately $592,000 for the six months ended June 30, 1999 to approximately $594,000 for the same period in 2000.

        As of December 31, 1999, Planet had net operating loss carry forwards for federal income tax purposes of approximately $9,815,000, and for California and Wisconsin state tax purposes of approximately $3,372,000 and $141,000, respectively. Planet's annual utilization of net operating loss and tax credit carry forwards may be limited if Planet's ownership were to change in the future, as defined by Sections 382 and 383 of the Internal Revenue Code. Due to the possible limitations under Sections 382 and 383 of the Internal Revenue Code and Planet's lack of historical earnings, the Company has recorded a full valuation allowance for deferred tax assets as it is more likely than not that such assets will not be realized.

        Planet's quarterly results of operations have and continue to fluctuate materially depending on, among other things, the mix of products sold, availability of inventory, costs, price discounts, market acceptance and the timing and availability of new products by Planet or its customers, customization of products, and general economic and political conditions.

LIQUIDITY AND CAPITAL RESOURCES

        Since inception, Planet has financed its operations primarily through the sale of equity securities and revenue from customer development agreements. During 1991 to 1994, Planet raised approximately $4 million (net of issuance costs) from the private sale of common stock and exercise of warrants to purchase common stock. In September 1995, Planet completed its initial public offering in which it sold an aggregate of 1,150,000 shares of common stock to the public and received net proceeds of approximately $5.6 million.

        In January 1999, a Small Business Administration loan obtained in connection with a purchase business combination was repaid in full in the amount of approximately $96,000 with cash obtained from the redemption of a certificate of deposit.

        In September 1997, Planet issued 500,000 shares of Series A Convertible Preferred Stock and warrants to purchase common stock for an aggregate purchase price of approximately $882,000, net of issuance costs.

        In January 1999, with Planet's shareholders' approval, Planet issued 1,000,000 shares of common stock to Agway and received proceeds of $1,000,000 before any issuance costs. In addition, from January 1999 to December 1999, Planet recorded reimbursable research and development costs of approximately $355,000 from Agway under the Feasibility Agreement. Planet anticipates that some of the 2000 research and development expenditures in the agrotechnology area will be reimbursed by Agway under the Feasibility Agreement.

        Additionally, in February 1999, Planet received a commitment from Agway whereby Agway agreed to exercise its warrant to acquire up to 500,000 shares of Planet's common stock as early as July 1, 1999, at Planet's request, in the event Planet's cash flows were less than projections and/or insufficient to fund its operating requirements. On November 5, 1999, at Planet's request, Agway exercised the warrant with respect to 500,000 shares of Planet's common stock on the terms, and subject to conditions, set forth in the warrant and Planet received $500,000 in connection with such exercise. On March 3, 2000, Agway exercised a warrant to purchase an additional 500,000 shares of common stock. To date, Agway has exercised warrants to purchase 1,000,000 shares of common stock and holds a warrant to purchase an additional 1,000,000 shares.

        Planet used approximately $1,208,000 for continuing operations for the year ended December 31, 1999. Such funds were used for research and development activities, marketing efforts and administrative support. Net cash provided by discontinued operations of approximately $55,000 for the year ended December 31, 1999 resulted from Deltco's manufacturing and reprocessing activities. Planet used approximately $536,000 for continuing operations for the six months ended June 30, 2000. Such funds were used primarily for research and development activities, marketing efforts and administrative support.

        Planet used approximately $148,000 for investing activities for the year ended December 31, 1999. Such funds were used for the purchase of equipment and for the preparation and filing of patents, offset by proceeds from the sale of equipment. Net cash provided by investing activities of approximately $753,000 for the six months ended June 30, 2000 resulted from proceeds from the sale of Deltco of approximately $818,000, net of Deltco's cash, offset by approximately $65,000 used for the purchase of equipment and for the preparation and filing of patents.

        Net cash provided by financing activities of approximately $1,507,000 for the year ended December 31, 1999 resulted from net proceeds of approximately $1,438,000 from the issuance of common stock and warrants, net advance of funds of approximately $61,000 from Agway and $115,000 from the conversion of restricted cash to cash and cash equivalents, offset by approximately $107,000 used for the repayment of debt and capital lease obligations. Net cash provided by financing activities of approximately $480,000 for the six months ended June 30, 2000 resulted from net proceeds of approximately $440,000 from the exercise of warrants, $102,000 from the exercise of stock options, and $3,000 from the issuance of warrants, offset by a net reduction in the advance of funds of approximately $61,000 from Agway and $4,000 used for capital lease obligations.

        At December 31, 1999, Planet's cash and cash equivalents were approximately $356,000. On January 7, 2000, Planet received $900,000 in cash from the sale of Deltco. Planet believes that its existing sources of liquidity and anticipated revenue, cash proceeds from the sale of Deltco and proceeds from Agway's warrant exercise for 500,000 shares of common stock on March 3, 2000, will satisfy Planet's projected working capital and other cash requirements through February 2001. There can be no assurance, however, that future revenue decreases or changes in Planet's plans or other events affecting Planet's operating expenses will not result in the expenditure of additional Company resources. On August 15, 2000 Planet entered into the Equity Line of Credit Agreement which gives Planet the right, until August 15, 2003, or earlier, to exercise a drawdown and require that Triton purchase between $100,000 and $7,000,000 of our common stock. The maximum amount that Planet can require Triton to purchase at any given time is subject to a floating number based on our closing bid price and our average trading volume in a thirty-day period. Planet expects that it will need to raise substantial additional funds to continue its current and planned operations. Planet intends to seek additional funding from existing and potential customers or through public or private equity or debt financing. There can be no assurance that additional financing will be available on acceptable terms under the Equity Line of Credit or other sources. Planet's ability to raise additional capital may be dependent upon the stock being quoted on the Nasdaq SmallCap Market. There can be no assurance that Planet will be able to satisfy the criteria for continued quotations on the Nasdaq SmallCap Market. SEE ALSO "RISK FACTORS."


                             DESCRIPTION OF PROPERTY

        Planet's executive offices, as well as research laboratories and a limited production facility, are located in approximately 6,080 square feet of leased office space in San Diego, California. On August 1, 1999, Planet entered into a new three-year standard industrial lease. The lease will expire on July 31, 2002 and the monthly rental payment is $5,168 for the first twelve months, $5,349 for the second twelve months and $5,536 until expiration. Planet believes its current facility is suitable for its present and future needs.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In November 1998, Planet and Agway entered into an agreement relating to the funding by Agway of a feasibility study (the "Feasibility Agreement") of Planet's polymer technology for use in agricultural products (other than fertilizers and certain biological products) and food products. Under the terms of the Feasibility Agreement, Planet is reimbursed for certain qualifying research and development costs relating to such applications. During 1999 and the six months ended June 30, 2000, Planet recorded reimbursable research and development costs of $355,000 and $94,000, respectively, from Agway under the Feasibility Agreement.

        Also in November 1998, Planet granted Agway an exclusive worldwide license in connection with Planet's technology for time-release coatings for a variety of agricultural and food products (the "License Agreement"). The License Agreement outlines the general terms and conditions for the rights granted Agway thereunder. Planet and Agway agreed to execute further sub-agreements specifying the royalties to be paid to Planet for Agway's use of Planet's technology with certain products.

        Agway Holdings Inc., an indirect wholly owned subsidiary of Agway, is a beneficial owner of more than 10% of Planet's common stock.


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Planet's common stock has been traded on the Nasdaq SmallCap tier of the Nasdaq Stock Market under the symbol "POLY" since Planet's initial public offering on September 21, 1995. The following table sets forth the high and low sales prices of Planet's common stock for the period from January 1, 1998 through December 31, 1999, and the first two quarters ended June 30, 2000, as furnished by Nasdaq. These prices reflect prices between dealers without retail markups, markdowns or commissions, and may not necessarily represent actual transactions:

                                                      Trade Prices
                                                  -------------------
                                                   High          Low
                                                  ------      -------
Fiscal year ended December 31, 1998
       First Quarter                              2 1/4       1 5/16
       Second Quarter                             2 5/8       1 3/16
       Third Quarter                              1 5/8         7/8
       Fourth Quarter                             2 1/8         5/8
Fiscal year ended December 31, 1999
       First Quarter                              2 1/4       1 1/8
       Second Quarter                             2 3/8       1 3/8
       Third Quarter                              3 1/2       1 1/12
       Fourth Quarter                             3 1/8       2
Fiscal year ending December 31, 2000
       First Quarter                              5           2 17/32
       Second Quarter                             3 1/4       2 3/50


        On August 31, 2000, the last reported sale price of Planet's common stock on the Nasdaq SmallCap market was $2.56. As of August 31, 2000, there were approximately 143 holders of record of Planet's common stock with 7,639,947 shares outstanding. The market price of shares of common stock, like that of the common stock of many other emerging growth companies, has been and is likely to continue to be highly volatile.

        Under the terms of the Securities Purchase Agreement dated as of September 19, 1997, between Planet and Special Situations Private Equity Fund, L.P., holder of Planet's Series A Preferred Shares and related Amended and Restated Certificate of Determination of Planet filed with the California Secretary of State on September 19, 1997, Special Situations is entitled to receive, quarterly as a dividend, such number of shares of common stock (or, if Planet is unable to distribute shares of common stock, cash) equal to (a) one and one-half percent (1.5%) multiplied by the liquidation preference of the Series A Preferred Shares, divided by (b) the average

4:00 p.m. closing bid price of Planet's common stock on the Nasdaq SmallCap Market over a period of five (5) consecutive trading days prior to the dividend distribution date. Accordingly, in 1998, Planet issued to Special Situations dividends of 40,918 shares of common stock, valued at approximately $60,000, in 1999, issued 29,914 shares of common stock valued at approximately $60,000, and for the six months ended June 30, 2000, issued 6,975 shares of common stock valued at approximately $21,580.

       Except to Special Situations as set forth above, Planet has never declared or paid a cash dividend. Planet has not paid and does not intend to pay any common stock dividends to common stock shareholders in the foreseeable future and intends to retain any future earnings for capital expenditures and otherwise to fund Planet's operations. Any payment of dividends in the future will depend upon Planet's earnings, capital requirements, financial condition and such other factors as the Board of Directors may deem relevant.

       In February 1999, Planet received a commitment from Agway whereby Agway agreed to exercise its warrant to acquire up to 500,000 shares of Planet's common stock after July 1, 1999 at Planet's request, in the event that Planet's cash flows were less than currently projected or were insufficient to fund its operating requirements. On November 5, 1999, at Planet's request, Agway exercised the warrant with respect to 500,000 shares of Planet's common stock on the terms, and subject to conditions, set forth in the warrant and Planet received $500,000 in connection with such exercise. On March 3, 2000, Agway exercised a warrant to purchase an additional 500,000 shares of common stock.


                             EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

        During 1999, options to purchase an aggregate of 66,083 shares of Planet's common stock were granted to Planet's directors pursuant to Planet's 1995 Stock Option Plan as follows: (i) in May 1999, the Board of Directors of Planet approved and granted non-statutory stock option grants to each non-employee director to purchase 13,000 shares of Planet's common stock at an exercise price of $1.8125 per share, vesting fully at the date of grant; and
(ii) Mr. LaHood received non-statutory stock option grants to purchase an additional 1,083 shares for services to the Board of Directors rendered April 12, 1999 to May 21, 1999. On May 1, 2000, each director, excluding Robert Petcavich, Peter O'Neill and Ronald Sunderland, was granted a non-statutory stock option to purchase 5,000 shares of Planet's common stock at $2.50 per share pursuant to Planet's 2000 Stock Incentive Plan as compensation for services rendered in 1999, and may in the future be granted additional options pursuant to the 2000 Plan. Also on May 1, 2000, each director, excluding Robert Petcavich, was granted a non-statutory stock option to purchase 18,000 shares of Planet's common stock at $2.50 per share under the 2000 Plan as compensation for services to be rendered from May 1, 2000 through May 1, 2001.

       Directors are reimbursed for reasonable travel expenses incurred in connection with attendance at Board meetings, or any committee meetings, or otherwise in connection with their service as a director.

COMPENSATION OF EXECUTIVE OFFICERS

        The following table sets forth, for the fiscal years ended December 31, 1999, 1998, and 1997, certain compensation awarded or paid to, or earned by Planet's Chief Executive Officer. No other executive officer's total annual salary and bonus for services to Planet exceeded $100,000 in the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                       Annual        Shares      All Other
                                                                       Compen-      Underlying    Compen-
Name and Principal Position   Year      Salary($)     Bonus($)(1)   sation($)(2)   Options(#)   sation($)(3)
---------------------------   ----      ---------     -----------   ------------   ----------   ------------
Robert J. Petcavich           1999      $210,000      $ 25,000           $ -             -         $  1,136
  Chairman of the Board,      1998      $201,000           $ -           $ -       125,000(4)           955
  President and Chief         1997      $176,114           $ -      $  9,000        57,851(5)         1,357
  Executive Officer

(1) Includes $25,000 accrued as a bonus pursuant to a five-year employment agreement effective January 1, 1999, but paid in March 2000.

(2)  Includes $9,000 paid as director fees during 1997.

(3) Represents insurance premiums paid by Planet under a term life insurance policy insuring Dr. Petcavich.

(4) Represents an incentive stock option granted on November 18, 1998 with an exercise price of $1.65 (which is equal to 110% of the fair market value on the date of grant). Of the 125,000 shares, 25,000 vest immediately, 35,000 shall vest on the first anniversary, 35,000 on the second anniversary, and 30,000 on the third anniversary.

(5) Represents a non-statutory stock option granted on October 30, 1997 vesting 50% annually for two years with an exercise price of $3.025.

                        STOCK OPTION GRANTS AND EXERCISES

        Planet's executive officers have been granted options to purchase the common stock pursuant to the 1995 Plan and are eligible for grants of options under the 2000 Plan. As of August 31, 2000, there were 109,278 remaining shares available for grant under the 1995 Plan, which may be granted under the 2000 Plan, in addition to the 325,500 shares that are available for grant under the 2000 Plan.

        There were no stock options granted to executive officers in 1999.

        The following table sets forth information with respect to the number of securities underlying unexercised options held by the Chief Executive Officer as of December 31, 1999 and the value of unexercised in-the-money options (i.e., options for which the current fair market value of the common stock underlying such options exceeds the exercise price):


 AGGREGATED OPTION EXERCISES LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

                                                         NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                             SHARES                   OPTIONS AT FISCAL YEAR END       FISCAL YEAR END($)(1)
                           ACQUIRED ON     VALUE    ----------------------------   ---------------------------
       NAME                EXERCISE(#)   REALIZED   EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
    ----------             -----------   --------   -----------    -------------   -----------   -------------
    Robert J. Petcavich        -0-          -0-       157,533          65,000        $69,750       $75,563


(1) Calculated based on the estimated fair market value of Planet's common stock as of December 31, 1999, less the exercise price payable upon the exercise of such options. Such estimated fair market value as of December 31, 1999 was $2.8125, the last price posted at the close of trading on December 31, 1999.

                      DESCRIPTION OF EMPLOYEE BENEFIT PLANS

2000 STOCK INCENTIVE PLAN

        Planet's 2000 Stock Incentive Plan was approved by Planet's shareholders at its annual meeting of shareholders on May 1, 2000. The Board of Directors reserved 500,000 shares of common stock for issuance under the 2000 Plan, together with any remaining shares of common stock eligible for issuance under the 1995 Stock Option Plan expire unexercised. A committee consisting of Planet's Board of Directors or appointed Board members has the sole discretion to determine under which plan stock options and bonuses may be granted.

        The purpose of the 2000 Plan is similar to that of the 1995 Plan, which was to attract and retain qualified personnel, to provide additional incentives to employees, officers, directors and consultants of Planet and to promote the success of Planet's business. As was the case under the 1995 Plan, under the 2000 Plan, Planet may grant or issue incentive stock options and non-statutory stock options to eligible participants (provided that incentive stock options may only be granted to employees of Planet). Option grants under both plans are discretionary. Options granted under both plans are subject to vesting as determined by the Board, provided that the option vests as to at least twenty percent (20%) of the shares subject to the option per year. The maximum term of a stock option under both plans is ten years, but if the optionee at the time of grant has voting power over more than 10% of Planet's outstanding capital stock, the maximum term is five years (under both plans). Under both plans if an optionee terminates his or her service to Planet, such optionee may exercise only those option shares vested as of the date of termination, and must affect such exercise within the period of time after termination set forth in the optionee's option. The exercise price of incentive stock options granted under both plans must be at least equal to the fair market value of the common stock of Planet on the date of grant. Under both plans the exercise price of options granted to an optionee who owns stock possessing more than 10% of the voting power of Planet's outstanding capital stock must equal at least 110% of the fair market value of the common stock on the date of grant. Payment of the exercise price may be made in cash, by delivery of other shares of Planet's common stock or by any other form of legal consideration that may be acceptable to the Board.

401(K) PLAN

        Planet provides a defined contribution 401(k) savings plan (the "401(k) Plan") in which all full-time employees of Planet are eligible to participate. Eligible employees may contribute up to fifteen percent (15%) of their pre-tax salary to the 401(k) Plan subject to IRS limitations. Company contributions to the 401(k) Plan are at the discretion of the Board of Directors. There were no Company contributions charged to operations that related to the 401(k) Plan in the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000.

            EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

       On November 18, 1998, Planet entered into a five-year employment agreement, effective January 1, 1999, with Dr. Petcavich. This agreement increases Dr. Petcavich's salary to $210,000 and provides that if Dr. Petcavich is terminated for any reason other than for cause during the term of employment, then he shall be engaged to perform services to Planet pursuant to a consulting agreement. On November 18, 1998, in connection with this employment agreement, Planet's Board of Directors also granted Dr. Petcavich an incentive stock option to purchase 125,000 shares of common stock at an exercise price of $1.65 per share under the 1995 Stock Option Plan.

                              FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                       Page
                                                                       ----
Report of Independent Accountants                                       F-2

Consolidated Financial Statements and Notes:

     Balance Sheet as of December 31, 1999 and
        June 30, 2000 (Unaudited)                                       F-3

     Statements of Operations for the Years Ended December 31,
        1998 and 1999                                                   F-4

     Statements of Operations (Unaudited) for the Six Months
       Ended June 30, 1999 and June 30, 2000                            F-5

     Statements of Shareholders' Equity for the Years Ended
        December 31, 1998 and 1999, and the Six Months Ended
        June 30, 2000 (Unaudited)                                       F-6

     Statements of Cash Flows for the Years Ended December 31,
        1998 and 1999                                                   F-7

     Statements of Cash Flows (Unaudited) for the Six Months
        Ended June 30, 1999 and June 30, 2000                           F-8

     Notes to Consolidated Financial Statements                         F-9

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Planet Polymer Technologies, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Planet Polymer Technologies, Inc. and its subsidiary at December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

San Diego, California
March 27, 2000

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                 ---------------

                                                                         DECEMBER 31,         JUNE 30,
                                                                            1999                2000
                                                                         ------------       ------------
ASSETS                                                                                       (UNAUDITED)
Current assets:
     Cash and cash equivalents                                           $    355,645       $  1,051,454
     Accounts receivable                                                      134,917            125,360
     Note receivable                                                               --              7,082
     Inventories, net                                                         153,435            146,157
     Prepaid expenses                                                          48,740             27,882
     Net assets of discontinued operations held for sale                      914,639                 --
                                                                         ------------       ------------
             Total current assets                                           1,607,376          1,357,935

Property and equipment, net of accumulated depreciation of $214,302
     and $239,647, respectively                                               205,757            188,185
Patents and trademarks, net of accumulated amortization of $127,912
     and $140,958, respectively                                               325,897            374,123
Note receivable, less current portion                                              --             89,583
Other assets                                                                    7,630              6,715
                                                                         ------------       ------------
             Total assets                                                $  2,146,660       $  2,016,541
                                                                         ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                    $     73,269       $     65,755
     Accrued payroll and vacation                                              32,056             60,929
     Other accrued expenses                                                    41,053                 --
     Advances from related party                                               61,484                 --
     Current portion of capital lease obligations                               7,006              9,200
                                                                         ------------       ------------
             Total current liabilities                                        214,868            135,884

Capital lease obligations, less current portion                                15,798             13,840
Other liabilities                                                             152,886            152,886
                                                                         ------------       ------------
             Total liabilities                                                383,552            302,610
                                                                         ------------       ------------
Commitments (Notes 8, 12)                                                          --                 --

Shareholders' equity:
     Preferred Stock, no par value
         4,250,000 shares authorized
         No shares issued or outstanding                                           --                 --
     Series A Convertible Preferred Stock, no par value
         750,000 shares authorized
         500,000 and 321,500 shares issued and outstanding
         Liquidation preference $1,000,000 and $643,000                       804,435            517,251
     Common stock, no par value
         20,000,000 shares authorized
         6,875,976 and 7,634,947 shares issued and outstanding             12,426,143         13,279,470
     Accumulated deficit                                                  (11,467,470)       (12,082,790)
                                                                         ------------       ------------
             Total shareholders' equity                                     1,763,108          1,713,931
                                                                         ------------       ------------
             Total liabilities and shareholders' equity                  $  2,146,660       $  2,016,541
                                                                         ============       ============


The accompanying notes are an integral part of the consolidated financial statements.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                          ---------------------------

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                          1998              1999
                                                                                       -----------       -----------
Sales                                                                                  $        --       $    75,600
Cost of sales                                                                                   --            53,862
                                                                                       -----------       -----------
         Gross profit                                                                           --            21,738
                                                                                       -----------       -----------
Operating expenses:
     General and administrative                                                            731,846           888,256
     Marketing                                                                             178,484           183,001
     Research and development, net                                                         511,804           230,129
                                                                                       -----------       -----------
         Total operating expenses                                                        1,422,134         1,301,386
                                                                                       -----------       -----------
         Loss from operations                                                           (1,422,134)       (1,279,648)
Other income, net                                                                           23,834           116,777
                                                                                       -----------       -----------
         Loss from continuing operations before income taxes                            (1,398,300)       (1,162,871)
Income tax expense                                                                            (800)             (800)
                                                                                       -----------       -----------
         Loss from continuing operations                                                (1,399,100)       (1,163,671)
Discontinued operations:
         Income (loss) from discontinued operations, net of tax (benefit) expense
              of $(23,838) and $13,286, respectively                                      (229,443)          164,390
         Loss on disposal of discontinued operations, net of tax expense of $0                  --          (561,277)
                                                                                       -----------       -----------
         Loss from discontinued operations                                                (229,443)         (396,887)
                                                                                       ===========       ===========
         Net loss                                                                      $(1,628,543)      $(1,560,558)
                                                                                       ===========       ===========
         Loss per share from continuing operations (basic and diluted)                 $     (0.26)      $     (0.18)
                                                                                       ===========       ===========
         Loss per share from discontinued operations (basic and diluted)               $     (0.05)      $     (0.06)
                                                                                       ===========       ===========
         Net loss per share (basic and diluted)                                        $     (0.31)      $     (0.24)
                                                                                       ===========       ===========
         Shares used in per share computations                                           5,317,297         6,406,145
                                                                                       ===========       ===========


The accompanying notes are an integral part of the consolidated financial statements.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ---------------

                                                                                  SIX MONTHS ENDED JUNE 30,
                                                                                   1999              2000
                                                                                -----------       -----------
                                                                                (UNAUDITED)        (UNAUDITED)
Sales                                                                           $        --       $   401,272
Cost of sales                                                                            --           273,629
                                                                                -----------       -----------
         Gross profit                                                                    --           127,643
                                                                                -----------       -----------
Operating expenses:
     General and administrative                                                     476,688           514,784
     Marketing                                                                       84,284           107,869
     Research and development, net                                                   81,789           130,377
                                                                                -----------       -----------
         Total operating expenses                                                   642,761           753,030
                                                                                -----------       -----------
         Loss from operations                                                      (642,761)         (625,387)
Other (expense) income, net                                                          (1,446)           32,447
                                                                                -----------       -----------
         Loss from continuing operations before income taxes                       (644,207)         (592,940)
Income tax expense                                                                     (800)             (800)
                                                                                -----------       -----------
         Loss from continuing operations                                           (645,007)         (593,740)
Discontinued operations:
         Income from discontinued operations, net of tax expense of $4,582           53,418                --
                                                                                -----------       -----------
         Income from discontinued operations                                         53,418                --
                                                                                -----------       -----------
         Net loss                                                               $  (591,589)      $  (593,740)
                                                                                ===========       ===========
         Loss per share from continuing operations (basic and diluted)          $     (0.10)      $     (0.08)
                                                                                ===========       ===========
         Income per share from discontinued operations (basic and diluted)      $       .01       $        --
                                                                                ===========       ===========
         Net loss per share (basic and diluted)                                 $     (0.09)      $     (0.08)
                                                                                ===========       ===========
         Shares used in per share computations                                    6,289,353         7,374,234
                                                                                ===========       ===========


The accompanying notes are an integral part of the consolidated financial statements.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 ---------------


                                                          SERIES A PREFERRED STOCK            COMMON STOCK
                                                        ----------------------------    ---------------------------    ACCUMULATED
                                                           SHARES          AMOUNT         SHARES          AMOUNT         DEFICIT
                                                        ------------    ------------    ------------   ------------    -------------
Balance at December 31, 1997                                 500,000    $    804,435       5,300,144   $ 10,940,967    $ (8,158,369)
Issuance of common stock as a dividend on
    Convertible Preferred Stock on March 15, 1998                 --              --          10,169         15,000         (15,000)
Issuance of common stock as a dividend on
    Convertible Preferred Stock on June 15, 1998                  --              --           8,695         15,000         (15,000)
Issuance of common stock as a dividend on
    Convertible Preferred Stock on September 15, 1998             --              --          13,483         15,000         (15,0000
Fair market value of stock options granted to
    non-employees                                                 --              --              --          8,241              --
Issuance of common stock as a dividend on
    Convertible Preferred Stock on December 15, 1998              --              --           8,571         15,000         (15,000)
 Net loss for year                                                --              --              --             --      (1,628,543)
                                                        ------------    ------------    ------------   ------------    ------------
Balance at December 31, 1998                                 500,000    $    804,435       5,341,062   $ 11,009,208    $ (9,846,912)
Issuance of common stock and related Warrants                     --              --       1,000,000      1,000,000              --
Common stock issuance costs                                       --              --              --       (154,940)             --
Issuance of Warrants to the finder                                --              --              --          2,500              --
Issuance of common stock as a dividend on
    Convertible Preferred Stock on March 15, 1999                 --              --           9,677         15,000         (15,000)
Issuance of common stock as a dividend on
    Convertible Preferred Stock on June 15, 1999                  --              --           9,677         15,000         (15,000)
Issuance of common stock as a dividend on
    Convertible Preferred Stock on September 15, 1999             --              --           5,106         15,000         (15,000)
Issuance of common stock as a dividend on
    Convertible Preferred Stock on December 15, 1999              --              --           5,454         15,000         (15,000)
Warrant exercised                                                 --              --         500,000        500,000              --
Stock option exercised                                            --              --           5,000          9,375              --
Net loss for year                                                 --              --              --             --      (1,560,558)
                                                        ------------    ------------    ------------   ------------    ------------
Balance at December 31, 1999                                 500,000    $    804,435       6,875,976   $ 12,426,143    $(11,467,470)

January 1, 2000 - June 30, 2000 (UNAUDITED)
Conversion of Series A Preferred Stock into Common
    Stock on January 20, 2000                               (102,000)       (164,105)        119,997        164,105              --
Stock Options exercised for cash on February 15, 2000             --              --          10,000         30,250              --
Stock Options exercised for cash on March 2, 2000                 --              --          10,000         30,250              --
Warrants exercised on March 3, 2000                               --              --         500,000        500,000              --
Transaction fee to the finder                                     --              --              --        (60,000)             --
Issuance of Warrants to the finder on March 9, 2000               --              --              --          2,500              --
Issuance of common stock as a dividend on
    Convertible Preferred Stock on March 15, 2000                 --              --           2,736         11,936         (11,936)
Conversion of Series A Preferred Stock into Common
    Stock on March 28, 2000                                  (76,500)       (123,079)         89,999        123,079              --
Stock Options exercised for cash on June 7, 2000                  --              --           2,000          3,625              --
Stock Options exercised for cash on June 9, 2000                  --              --           2,400          4,350              --
Stock Options exercised for cash on June 12, 2000                 --              --           3,000          5,438              --
Stock Options exercised for cash on June 13, 2000                 --              --           4,000          7,250              --
Stock Options exercised for cash on June 14, 2000                 --              --           5,100          9,900              --
Issuance of common stock as a dividend on
    Convertible Preferred Stock on June 15, 2000                  --              --           4,239          9,644          (9,644)
Stock Options exercised for cash on June 16, 2000                 --              --           3,500          7,000              --
Stock Options exercised for cash on June 21, 2000                 --              --           2,000          4,000              --
Net loss for the six months ended June 30, 2000                   --              --              --             --        (593,740)
                                                        ------------    ------------    ------------   ------------    ------------
Balance at June 30, 2000 (UNAUDITED)                         321,500    $    517,251       7,634,947   $ 13,279,470    $(12,082,790)
                                                        ============    ============    ============   ============    ============

                                                              TOTAL
                                                           ------------
Balance at December 31, 1997                               $  3,587,033
Issuance of common stock as a dividend on
    Convertible Preferred Stock on March 15, 1998                    --
Issuance of common stock as a dividend on
    Convertible Preferred Stock on June 15, 1998                     --
Issuance of common stock as a dividend on
    Convertible Preferred Stock on September 15, 1998                --
Fair market value of stock options granted to
    non-employees                                                 8,241
Issuance of common stock as a dividend on
    Convertible Preferred Stock on December 15, 1998                 --
 Net loss for year                                           (1,628,543)
                                                           ------------
Balance at December 31, 1998                               $  1,966,731
Issuance of common stock and related Warrants                 1,000,000
Common stock issuance costs                                    (154,940)
Issuance of Warrants to the finder                                2,500
Issuance of common stock as a dividend on
    Convertible Preferred Stock on March 15, 1999                    --
Issuance of common stock as a dividend on
    Convertible Preferred Stock on June 15, 1999                     --
Issuance of common stock as a dividend on
    Convertible Preferred Stock on September 15, 1999                --
Issuance of common stock as a dividend on
    Convertible Preferred Stock on December 15, 1999                 --
Warrant exercised                                               500,000
Stock option exercised                                            9,375
Net loss for year                                            (1,560,558)
                                                           ------------
Balance at December 31, 1999                               $  1,763,108

January 1, 2000 - June 30, 2000 (UNAUDITED)
Conversion of Series A Preferred Stock into Common
    Stock on January 20, 2000                                        --
Stock Options exercised for cash on February 15, 2000            30,250
Stock Options exercised for cash on March 2, 2000                30,250
Warrants exercised on March 3, 2000                             500,000
Transaction fee to the finder                                   (60,000)
Issuance of Warrants to the finder on March 9, 2000               2,500
Issuance of common stock as a dividend on
    Convertible Preferred Stock on March 15, 2000                    --
Conversion of Series A Preferred Stock into Common
    Stock on March 28, 2000                                          --
Stock Options exercised for cash on June 7, 2000                  3,625
Stock Options exercised for cash on June 9, 2000                  4,350
Stock Options exercised for cash on June 12, 2000                 5,438
Stock Options exercised for cash on June 13, 2000                 7,250
Stock Options exercised for cash on June 14, 2000                 9,900
Issuance of common stock as a dividend on
    Convertible Preferred Stock on June 15, 2000                     --
Stock Options exercised for cash on June 16, 2000                 7,000
Stock Options exercised for cash on June 21, 2000                 4,000
Net loss for the six months ended June 30, 2000                (593,740)
                                                           ------------
Balance at June 30, 2000 (UNAUDITED)                       $  1,713,931
                                                           ============



The accompanying notes are an integral part of the consolidated financial statements.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ---------------

                                                                             YEARS ENDED DECEMBER 31,
                                                                              1998              1999
                                                                          -----------       -----------
Cash flows from operating activities:
      Net loss                                                            $(1,628,543)      $(1,560,558)
      Adjustments to reconcile net loss to net cash used
          by operating activities:
          Depreciation and amortization                                       141,463           136,299
          Loss on disposal of assets                                               --             9,994
          Deferred income taxes                                               (22,649)               --
          Non-cash compensation expense                                         8,241                --
          Loss (income) from discontinued operations                          254,385          (164,390)
          Loss on sale of discontinued operations                                  --           561,277
      Changes in assets and liabilities:
          Accounts receivable                                                  (4,437)          (70,801)
          Inventories, net                                                     19,107          (116,635)
          Prepaid expenses and other assets                                    18,318           (10,473)
          Accounts payable and accrued expenses                               112,732           (29,638)
          Other liabilities                                                        --            37,044
                                                                          -----------       -----------
               Net cash used by continuing operations                      (1,101,383)       (1,207,881)
               Net cash (used) provided by discontinued operations             (9,018)           54,955
                                                                          -----------       -----------
               Net cash used by operating activities                       (1,110,401)       (1,152,926)
                                                                          -----------       -----------
Cash flows from investing activities:
      Purchases of property and equipment                                     (45,219)         (130,343)
      Proceeds from the sale of property and equipment                             --            14,000
      Cost of patents and other                                               (28,425)          (31,639)
                                                                          -----------       -----------
               Net cash used by investing activities                          (73,644)         (147,982)
                                                                          -----------       -----------
Cash flows from financing activities:
      Proceeds from issuance of common stock                                       --         1,509,375
      Proceeds from issuance of warrants                                           --             2,500
      Payment of equity issuance costs                                        (80,988)          (73,952)
      Principal payments on borrowings and capital lease obligations          (95,652)         (106,851)
      Advances from related party                                                  --            61,484
      Restricted cash in connection with borrowings                            (6,603)          114,880
                                                                          -----------       -----------
               Net cash (used) provided by financing activities              (183,243)        1,507,436
                                                                          -----------       -----------
               Net (decrease) increase in cash and cash equivalents        (1,367,288)          206,528
Cash and cash equivalents at beginning of year                              1,516,405           149,117
                                                                          -----------       -----------
Cash and cash equivalents at end of year                                  $   149,117       $   355,645
                                                                          ===========       ===========

Supplemental disclosure of non-cash activity:

  Cash paid during the year for:
      Interest paid                                                       $    18,768       $     5,236
      Income taxes paid                                                        30,968            13,092

  Non-cash activities:
      Equipment purchased under capital lease obligations                 $    18,035       $        --
      Fair market value of stock options granted to non-employees               8,241                --
      Issuance of common stock dividends on Preferred Stock                    60,000            60,000


The accompanying notes are an integral part of the consolidated financial statements.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ---------------

                                                                               SIX MONTHS ENDED JUNE 30,
                                                                                1999              2000
                                                                             -----------       -----------
                                                                             (UNAUDITED)       (UNAUDITED)
Cash flows from operating activities:
      Net loss                                                               $  (591,589)      $  (593,740)
      Adjustments to reconcile net loss to net cash used
          by operating activities:
          Depreciation and amortization                                           69,487            38,390
          Loss on disposal of assets                                               9,994                --
          Income from discontinued operations                                    (53,418)               --
      Changes in assets and liabilities:
          Accounts receivable                                                    (61,464)            9,557
          Inventories, net                                                         2,011             7,278
          Prepaid expenses and other assets                                       13,315            21,773
          Accounts payable and accrued expenses                                 (148,313)          (19,694)
                                                                             -----------       -----------
               Net cash used by continuing operations                           (759,977)         (536,436)
               Net cash provided by discontinued operations                      116,705                --
                                                                             -----------       -----------
               Net cash used by operating activities                            (643,272)         (536,436)
                                                                             -----------       -----------
Cash flows from investing activities:
      Purchases of property and equipment                                        (87,995)           (3,960)
      Cost of patents and other                                                  (33,998)          (61,272)
      Proceeds from the sale of subsidiary                                            --           814,639
      Payments from note receivable                                                   --             3,335
                                                                             -----------       -----------
               Net cash (used) provided by investing activities                 (121,993)          752,742
                                                                             -----------       -----------
Cash flows from financing activities:
      Proceeds from issuance of common stock                                   1,000,000                --
      Proceeds from issuance of warrants                                           2,500             2,500
      Proceeds from warrants exercised                                                --           500,000
      Payment of equity issuance costs                                           (73,952)          (60,000)
      Proceeds from stock options exercised                                        9,375           102,063
      Principal payments on borrowings and capital lease obligations            (100,747)           (3,576)
      Advances from related party                                                166,291           (61,484)
      Restricted cash in connection with borrowings                              114,880                --
                                                                             -----------       -----------
               Net cash provided by financing activities                       1,118,347           479,503
                                                                             -----------       -----------
               Net increase in cash and cash equivalents                         353,082           695,809
Cash and cash equivalents at beginning of period                                 149,117           355,645
                                                                             -----------       -----------
Cash and cash equivalents at end of period                                   $   502,199       $ 1,051,454
                                                                             ===========       ===========

Supplemental disclosure of non-cash activity:

      Issuance of common stock dividends on Preferred Stock                  $    30,000       $    21,580
      Issuance of note receivable in connection with sale of subsidiary               --           100,000
      Equipment acquired under capital leases                                         --             3,813


The accompanying notes are an integral part of the consolidated financial statements.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PLANET

        Planet Polymer Technologies, Inc. ("Planet") was incorporated on August 22, 1991 in the State of California for the purpose of engaging in the design, development, manufacture and marketing of degradable and recycled polymer materials. Planet's proprietary polymer materials are marketed under the trademarks EnviroPlastic(R), Aquadro(R) and AQUAMIM(R). EnviroPlastic(R) and Aquadro(R) can be used to produce films, coatings and injection molded parts that serve as environmentally-compatible alternatives to conventional plastics. AQUAMIM(R) can be used to manufacture complex metal parts using conventional plastics molding equipment. Planet has also developed polymer technologies for Agway, Inc. ("Agway") in 1999 that are being marketed under the trademarks OptigenTM 1200 and Fresh SealTM.

        Planet sold its wholly owned subsidiary, Deltco of Wisconsin, Inc. on January 7, 2000. The accompanying financial statements present the results of operations of Deltco as a discontinued operation. Accordingly, Planet's continuing operations are now comprised of one segment, the "Research and Development" business segment.

2. LIQUIDITY AND CAPITAL RESOURCES

        Planet has incurred losses since inception. For the years ended December 31, 1998 and 1999, and the six months ended June 30, 2000 (unaudited), Planet had net losses of approximately $1,629,000, $1,561,000 and $594,000, respectively. As of June 30, 2000, Planet had an accumulated deficit of approximately $12,083,000. Planet believes that its existing sources of liquidity and anticipated revenue will satisfy its projected working capital and other cash requirements through February 2001. Thereafter, Planet's future capital requirements will be dependent upon many factors, including, but not limited to, costs associated with the continued research and development of Planet's proprietary polymer materials, costs associated with the filing and enforcement of Planet's patents, costs associated with manufacturing scale-up and market acceptance, and the timing thereof, of Planet's products. Planet will need to secure additional financing through partnership arrangements or through the issuance of additional equity and/or debt securities or through other means. Planet executed a Stock Purchase Agreement with Triton West Group, Inc. ("Triton") in August 2000, but its ability to require Triton to purchase its shares is dependent upon its ability to register Triton's shares for sale in a public market, among other things (Note 13). There can be no assurance that the Triton or any additional financing will be available to Planet on acceptable terms, or at all. Further, there can be no assurance that Planet will be able to generate positive cash flows or profitability in the future.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying consolidated financial statements include accounts of Planet and its wholly owned subsidiary, Deltco. All intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year presentation.

Unaudited Financial Statements

        The interim financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are unaudited and have been prepared on the same basis as the audited financial statements. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States. Operating results for the interim periods are not necessarily indicative of operating results for an entire year. All financial statement disclosures related to the six months ended June 30, 1999 and 2000 are unaudited.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

        Revenue is recognized when all of the following conditions are met: the product has been shipped, Planet has the right to invoice the customer at a fixed price, the collection of the receivable is probable and there are no significant obligations remaining.

Research and Development

        Company-sponsored research and development costs related to future products and redesign of present products are expensed as incurred. Research and development revenues from customers other than Agway and reimbursable research and development costs from Agway partially offset those incurred costs. The research and development revenues are recognized when services have been rendered or products have been shipped. The reimbursable research and development costs are recognized when services and/or products have been paid in full. The components of research and development, net are as follows:

                                                  YEAR ENDED DECEMBER 31,    SIX MONTHS ENDED
                                                   1998            1999        JUNE 30, 2000
                                                 ---------       ---------     -------------
                                                                                (unaudited)
Research and development expenses                $ 633,520       $ 727,151       $ 269,050
Research and development revenues                  (60,082)       (141,566)        (44,260)
Reimbursable research and development costs        (61,634)       (355,456)        (94,413)
                                                 ---------       ---------       ---------
      Research and development, net              $ 511,804       $ 230,129       $ 130,377
                                                 =========       =========       =========

Cash and Cash Equivalents

        Cash and cash equivalents include U.S. Treasury bills with original maturities of three months or less.

Fair Value of Financial Instruments

        The carrying amounts shown for Planet's financial instruments approximate their fair values at December 31, 1999 and June 30, 2000 (unaudited).

Inventories

        Inventories, which consist primarily of raw materials and finished goods, are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

        Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives ranging from three to ten years. When assets are sold or retired, the cost and associated accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Patents

        Costs incurred to obtain patents, principally legal fees, are capitalized. Planet amortizes these costs on a straight-line basis over fifteen years.

Long-Lived Assets

        Planet assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. Planet has identified no such impairment losses during the years ended December 31, 1998 and 1999, and the six months ended June 30, 2000 (unaudited).

Income Taxes

        Planet accounts for income taxes using the liability method. Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end ("temporary differences") based on enacted tax laws and statutory rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-Based Compensation

        Planet measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Compensation charges for non-employee stock-based compensation is measured using fair value-based methods.

Earnings (Loss) Per Share

        Earnings (loss) per share is computed using the weighted average number of shares of common stock outstanding and is presented for basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares that would have been outstanding if the potential common shares had been issued. Dilutive potential common shares consist of the incremental common shares issuable upon conversion of convertible preferred stock (using the "if converted" method) and exercise of stock options and warrants (using the treasury stock method) for all periods.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (Loss) Per Share (Continued)

        Planet has excluded all convertible preferred stock and outstanding stock options and warrants from the calculation of diluted loss per share for the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000 (unaudited) because all such securities are anti-dilutive for these periods. The total number of potential common shares excluded from the calculation of diluted loss per share for the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000 (unaudited) was 1,733,386, 3,472,900, 3,960,521 and 2,809,684, respectively.

401(k) Plan

        Planet provides a defined contribution 401(k) savings plan (the "401(k) Plan") in which all full-time employees of Planet are eligible to participate. Eligible employees may contribute up to fifteen percent (15%) of their pre-tax salary to the 401(k) Plan subject to IRS limitations. Company contributions to the 401(k) Plan are at the discretion of the Board of Directors. There were no Company contributions charged to operations that related to the 401(k) Plan in the years ended December 31, 1998 and 1999, and the six months ended June 30, 2000 (unaudited).

4. DISCONTINUED OPERATIONS

        On December 30, 1999, Planet and its wholly owned subsidiary Deltco entered into a Stock Purchase Agreement (the "Purchase Agreement") with Daniel
B. Mettler and Randy J. Larson (together, the "Buyers") whereby Planet agreed to sell and the Buyers agreed to purchase all of the outstanding shares of stock of Deltco for an aggregate purchase price of $1,000,000. The Buyers are management employees of Deltco and the purchase price was determined during arms-length negotiations between the parties.

        Deltco, which was previously reported as part of the "Manufacturing and Reprocessing" business segment, is being reported as a discontinued operation as of December 31, 1999. Deltco's net revenues for the year ended December 31, 1999 were approximately $2,032,000 and Planet recognized a net loss from discontinued operations of approximately $397,000. The net assets held for sale that are included in the accompanying financial statements consist primarily of Deltco's accounts receivable of $405,000, inventories of $187,000, property and equipment of $478,000 and accounts payable and other liabilities of $147,000.

        The sale of Deltco was finalized on January 7, 2000. Planet received $900,000 in cash and a secured promissory note in the amount of $100,000. This note is collateralized by all of the equipment, accounts, inventory, supplies and personal property now held or hereafter acquired by Deltco.

5. CONCENTRATIONS OF CREDIT RISK

        Financial instruments which potentially subject Planet to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Planet invests its excess cash in United States government securities and money market funds. Planet limits the amount of credit exposure to any one entity. Planet performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information. Credit losses were not significant to Planet during the years ended December 31, 1998 and 1999, and the six months ended June 30, 2000 (unaudited).

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


5. CONCENTRATIONS OF CREDIT RISK (CONTINUED)

        During the year ended December 31, 1999 and the six months ended June 30, 2000 (unaudited), 100% of Planet's revenues were derived from one customer. At December 31, 1999 and June 30, 2000 (unaudited), approximately 85% and 79%, respectively, of Planet's accounts receivable balance was due from this customer.

6. INVENTORIES

        Inventories consist of the following:

                                                   DECEMBER 31, 1999    JUNE 30, 2000
                                                   -----------------    -------------

                                                                          (unaudited)
                   Raw materials                        $ 63,070           $ 82,721
                   Finished goods                         90,365             63,436
                                                        --------           --------
                                                        $153,435           $146,157
                                                        ========           ========

7. PROPERTY AND EQUIPMENT

        Property and equipment is comprised of the following:

                                                   DECEMBER 31, 1999    JUNE 30, 2000
                                                   -----------------    -------------
                                                                        (unaudited)
                   Machinery and equipment             $ 384,477         $ 392,250
                   Furniture and fixtures                 26,274            26,274
                   Vehicles and trailers                   9,308             9,308
                                                       ---------         ---------
                                                         420,059           427,832
                   Less: Accumulated depreciation       (214,302)         (239,647)
                                                       ---------         ---------
                                                       $ 205,757         $ 188,185
                                                       =========         =========

        Depreciation expense charged to continuing operations in the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000 (unaudited) was $80,126, $80,258, $39,163 and $25,344, respectively.
Depreciation expense charged to discontinued operations in 1998 and 1999, and the six months ended June 30, 1999 and 2000 (unaudited) was $71,842, $71,433, $35,336 and $0, respectively.

8. COMMITMENTS

        Planet leases its facility and certain office equipment under non-cancelable operating leases which expire on various dates through October 9, 2004. Planet also leases certain equipment under capital leases that mature on various dates through October 1, 2002 and have interest rates ranging from 15.8% to 42.7%. Machinery and equipment under capital lease obligations totaled $34,950 and $38,763 and related accumulated amortization totaled $14,563 and $18,216 as of December 31, 1999 and June 30, 2000 (unaudited).

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


8. COMMITMENTS (CONTINUED)

        Future minimum payments under non-cancelable leases as of December 31, 1999 are as follows:

                                           Capital       Operating
                                           Leases         Leases
                                          --------       --------
                      2000                $ 10,116       $ 69,176
                      2001                  10,116         70,590
                      2002                   8,149         41,029
                      2003                      --          2,277
                      2004                      --          1,708
                                          --------       --------
Total minimum lease payments                28,381       $184,780
                                                         ========
Less: Interest portion                      (5,577)
                                          --------
Present value of net minimum
       lease payments                       22,804

Less: Current portion of capital
       lease obligations                    (7,006)
                                          --------
Long-term capital lease obligations       $ 15,798
                                          ========

        Rent expense charged to continuing operations in the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000 (unaudited) was $61,563, $63,655, $30,170 and $34,558, respectively. Rent expense charged to discontinued operations in the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000 (unaudited) was $114,427, $114,263, $57,213 and $0, respectively.

        In November 1998, Planet entered into a five-year employment agreement, effective January 1, 1999, with Planet's Chief Executive Officer. The employment agreement stipulates an annual salary of $210,000 and provides that, if the officer were to be terminated for any reason other than for cause during the term of employment (as defined), Planet would engage the officer to perform services to Planet pursuant to a separate consulting agreement.

9. INCOME TAXES

        The components of income tax benefit (expense) are as follows:

                     Year Ended December 31,
                      1998           1999
                    --------       --------
Federal
      Current       $     --       $     --
      Deferred            --             --
State
      Current           (800)          (800)
      Deferred        23,838        (13,286)
                    --------       --------
      Total         $ 23,038       $(14,086)
                    ========       ========

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


9. INCOME TAXES (CONTINUED)

    The differences between income tax (expense) benefit provided at the Company's effective rate and the federal statutory rate (34%) are as follows:

                                          Year Ended December 31,
                                           1998            1999
                                         ---------       ---------
Federal benefit at statutory rate        $ 561,810       $ 525,492
State taxes, net of federal benefit         15,206          (9,297)
Disallowed losses                               --        (190,525)
Nondeductible expenses                     (13,966)        (14,976)
Valuation allowance                       (540,012)       (324,780)
                                         ---------       ---------
      Total                              $  23,038       $ (14,086)
                                         =========       =========


        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Planet's deferred tax assets and liabilities are as follows:

                                                December 31,1999
                                                ----------------
Net operating loss carryforwards                  $ 3,646,352
Tax credit carryforwards                               99,641
Reserves, accrued expenses and other                  310,367
Property and equipment and intangible assets         (172,421)
                                                  -----------
                                                    3,883,939
Less: Valuation allowance                          (3,864,801)
                                                  -----------
      Net deferred tax asset                      $    19,138
                                                  ===========

        Planet has determined that a full valuation allowance for Federal and California tax purposes is necessary due to Planet's lack of historical earnings. The aforementioned net deferred tax asset balance relates to deferred taxes associated with the state of Wisconsin where Deltco has historically generated income despite its loss in 1998.

        At December 31, 1999, Planet had net operating loss carryforwards for Federal income tax purposes of approximately $9,815,000 and for California and Wisconsin state tax purposes of approximately $3,372,000 and $141,000, respectively. Planet's California loss carryforwards expire in 2000 through 2004 and Federal loss carryforwards begin to expire in 2006. Loss carryforwards related to Wisconsin expire in 2014. Planet also has available tax credit carryforwards for Federal, California and Wisconsin tax purposes of approximately $50,000, $42,000 and $8,000, respectively. Some of these tax credit carryforwards will begin to expire in 2007.

        Planet's annual utilization of net operating loss and tax credit carryforwards may be limited if Planet's ownership were to change in the future, as defined by Sections 382 and 383 of the Internal Revenue Code.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


10. SHAREHOLDERS' EQUITY

Preferred Stock

        On September 19, 1997, Planet issued to one investor (the "Preferred Issuee") 500,000 shares of its Series A Convertible Preferred Stock ("Series A Preferred") at $1.85 per share. The holder of the Series A Preferred is entitled to receive quarterly dividends at an annual rate of 6% payable in shares of Planet's common stock. Each share of Series A Preferred is convertible at the option of the holder into shares of common stock of Planet. Due to certain anti-dilution adjustments as a result of the private equity transaction consummated on January 11, 1999, the conversion rate of the Series A Preferred into shares of common stock was adjusted from one-to-one to approximately 1 to
1.17647. The Series A Preferred will automatically convert if the average market price of Planet's common stock for a certain number of consecutive days is $6.00 or above. On January 20, 2000, the Preferred Issuee converted 102,000 shares of preferred stock into 119,997 shares of common stock. At the option of Planet, the Series A Preferred can be redeemed at any time if the average market price of Planet's common stock for a certain number of consecutive days is $5.00 or above. The holder of the Series A Preferred is entitled to one vote for each share of common stock issuable upon conversion. Upon liquidation or dissolution of Planet, the Series A Preferred has a liquidation preference of $2.00 per share. All per share rights and benefits are subject to adjustment upon the occurrence of certain events.

Common Stock

        In November 1998, Planet entered into a Stock Purchase Agreement with Agway Holdings, Inc., a subsidiary of Agway whereby Agway Holdings purchased 1,000,000 shares of Planet's common stock for $1,000,000 and received a warrant to purchase up to 2,000,000 additional shares of common stock at a price of $1.00 per share. The stock purchase transaction was completed in January 1999 with Planet's shareholders' approval. Additionally, in February 1999, Planet received a commitment from Agway whereby Agway agreed to exercise its warrant to acquire up to 500,000 shares of Planet's common stock after July 1, 1999 at Planet's request, in the event that Planet's cash flows are less than currently projected and are insufficient to fund its operating requirements. On November 5, 1999 and March 3, 2000, at Planet's request, Agway exercised warrants with respect to a total of 1,000,000 shares of Planet's common stock on the terms, and subject to conditions, set forth in the warrants and Planet received a total of $1,000,000 in connection with such exercises.

Warrants

        On September 24, 1997, Planet issued to the Preferred Issuee of the Series A Preferred, for $75,000, a warrant to purchase up to 375,000 shares of Planet's common stock at an exercise price of $2.75 per share (the "Preferred's Warrant"). In addition, as partial consideration for services rendered in connection with the issuance of the Series A Preferred and Preferred's Warrant to the Preferred Issuee, Planet issued to the finder, for $2,500, a five-year warrant to purchase up to 50,000 shares of Planet's common stock at an exercise price of $4.16 per share. Upon receiving the $1,000,000 proceeds from the common stock issuance to Agway on January 11, 1999, Planet was required to make certain anti-dilution adjustments to Preferred's Warrant issued to the finder. The number of shares issuable under Preferred's Warrant and the exercise price per warrant were adjusted to 64,635 shares and an exercise price of $3.22 per warrant, respectively.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


10. SHAREHOLDERS' EQUITY (CONTINUED)

        After receiving the $1,000,000 proceeds from Agway pursuant to its purchase of common stock on January 11, 1999, Planet was required to (i) pay a $60,000 cash transaction fee to the finder, LBC Capital Resources, Inc., and
(ii) issue LBC five-year warrants to purchase 50,000 shares of common stock with an exercise price of $4.125 per warrant, in exchange for $2,500. These warrants were issued March 29, 1999, pursuant to an exemption from registration for transactions not involving a public offering. In connection with Agway's stock purchase transaction in January 1999 and pursuant to the terms of the warrants issued to LBC, Planet was required to increase the number of shares of common stock per the warrants to 59,243 and reduce the exercise price to $3.5131 per warrant.

        After receiving cumulative proceeds of $1,000,000 from Agway's warrant exercises on November 5, 1999 and March 3, 2000, Planet was required to (i) pay a $60,000 cash transaction fee to LBC, and (ii) issue LBC five-year warrants to purchase 50,000 shares of common stock with an exercise price of $4.1625 per warrant, in exchange for $2,500. These warrants were issued March 9, 2000 pursuant to an exemption from registration for transactions not involving a public offering. In connection with Agway's stock purchase transaction in January 1999 and pursuant to the terms of the warrants issued to LBC, Planet may be required to make certain anti-dilution adjustments to the warrants issued to LBC. Accordingly, Planet may issue additional shares of common stock and reduce the exercise price of the outstanding warrants. It is too early to determine the anti-dilution amount, if any.

        At December 31, 1999, the following exercisable warrants to purchase Planet's common stock were outstanding:

                          Underlying
                            Shares       Exercise Price       Expiration Date
                          ----------     --------------       ---------------
Advisor warrants             59,723      $2.23 - $3.88        2000 - 2003
Underwriter warrants        115,000      $7.20                       2000
Investor warrants         1,962,444      $1.00 - $2.23        2000 - 2002
Other warrants              123,757      $3.22 - $3.51        2002 - 2004
                          ---------
                          2,260,924
                          =========

        All per share rights and benefits are subject to adjustment upon the occurrence of certain events. All the numbers in the above table reflect the anti-dilution adjustments due to the private equity transaction consummated on January 11, 1999.

Options

        Planet has a 1995 Stock Option Plan and a 2000 Stock Incentive Plan under which incentive stock options and non-statutory stock options to acquire an aggregate of 1,000,000 shares of common stock may be granted to employees, non-employee directors and consultants to Planet. Incentive stock options may be granted only to employees of Planet whereas non-statutory options may be granted to employees, directors and consultants. The terms of stock options granted under both the 1995 and 2000 Plans are determined by the Board of Directors. Under both Plans, stock options may be granted for periods of up to ten years at a price per share not less than the fair market value of Planet's common stock at the date of grant for incentive stock options and not less than 85% of the fair market value of Planet's common stock at the date of grant for non-statutory stock options. In the case of stock options granted to employees, directors or consultants, who at the time of

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


10. SHAREHOLDERS' EQUITY (CONTINUED)

grant of such options, own stock possessing more than 10% of the voting power of all classes of stock of Planet, the exercise price shall be no less than 110% of the fair market value of Planet's common stock at the date of grant. Additionally, the term of stock option grants is limited to five years if the grantee owns in excess of 10% of the voting power of all classes of stock of Planet at the time of grant. The vesting provisions of individual options may vary but in each case will provide for vesting of at least 20% per year of the total number of shares subject to the option.

       Planet measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Had compensation cost for Planet's stock-based compensation plans been determined based on the fair value method at the grant dates for awards under this plan, Planet's net loss and loss per share for 1998 and 1999 would have been increased to the pro forma amounts indicated below:

                                 1998                            1999
                   -------------------------------   -------------------------------
                    Net Loss        Loss per Share     Net Loss       Loss per Share
                   ------------     --------------   ------------     --------------
As reported        $(1,628,543)        $(0.31)       $(1,560,558)        $(0.24)
Pro forma          $(1,720,645)        $(0.32)       $(1,683,226)        $(0.26)

        The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998 and 1999: an expected life of 3.7 and 4 years, expected volatility of 82.49% and 93.10%, no dividend yield and a risk-free interest rate of 4.96% and 5.62%, respectively, represented by the interest rate on U.S. Treasury securities with a term of maturity equal to the option's expected time to exercise on the dates of grant. The weighted average fair value of options granted during 1998 and 1999 was approximately $.96 and $1.20 per option, respectively.

        On May 1, 2000, each director, excluding Robert Petcavich, Peter O'Neill and Ronald Sunderland, was granted a non-statutory stock option to purchase 5,000 shares of Planet's common stock at $2.50 per share pursuant to Planet's 2000 Plan as compensation for services rendered in 1999. These options were fully vested at the date of grant and expire on May 1, 2010. As of June 30, 2000 (unaudited), none of these options have been exercised.

        On May 1, 2000, each non-employee director was granted a non-statutory stock option to purchase 18,000 shares of Planet's common stock at $2.50 per share under the 2000 Plan as compensation for services to be rendered from May 1, 2000 through May 1, 2001. These options were fully vested at the date of grant and expire on May 1, 2010. As of June 30, 2000 (unaudited), none of these options have been exercised.

        On May 1, 2000, Planet's Board of Directors granted non-statutory stock options to purchase 5,000 shares of common stock at an exercise price of $2.50 per share to a former director as compensation for services rendered in 1999. These options were fully vested at the date of grant and expire on May 1, 2010. As of June 30, 2000 (unaudited), none of these options have been exercised.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


10. SHAREHOLDERS' EQUITY (CONTINUED)

        On May 1, 2000, Planet's Board of Directors granted incentive stock options to purchase 10,000 shares of common stock at an exercise price of $2.50 per share to an employee under the 2000 Plan. These options vest 25% per year and expire on May 1, 2010. As of June 30, 2000 (unaudited), none of these options have been exercised.

        On July 1, 1999, Planet's Board of Directors granted incentive stock options to purchase 12,500 shares of common stock at an exercise price of $1.50 per share to an employee under the 1995 Plan. Of such options, 4,166 shall vest on June 30, 2000, 4,167 shall vest on June 30, 2001 and 4,167 shall vest on June 30, 2002. All of such options expire on June 30, 2009. As of December 31, 1999, none of these options have been exercised.

       On May 21, 1999, Planet's Board of Directors granted non-statutory stock options to purchase 66,083 shares of common stock at an exercise price of $1.813 per share to non-employee directors under the 1995 Plan. These options were fully vested at the date of grant and expire on May 20, 2009. As of December 31, 1999, none of these options have been exercised.

        On February 24, 1999, Planet's Board of Directors granted non-statutory stock options to purchase 6,000 shares of common stock at an exercise price of $1.563 per share to a non-employee director under the 1995 Plan. These options were fully vested at the date of grant and expire on February 23, 2009. As of December 31, 1999, none of these options have been exercised.

        On November 18, 1998, Planet's Board of Directors granted incentive stock options to purchase 125,000 shares of common stock at an exercise price of $1.65 per share to Planet's Chief Executive Officer who is also a significant shareholder of Planet under the 1995 Plan. These options were granted in connection with a certain employment agreement between the officer and Planet (Note 8). Of such options, 25,000 were immediately vested at the grant date, 35,000 shall vest on the first anniversary, 35,000 on the second anniversary and 30,000 on the third anniversary. All of such options expire on November 17, 2003. As of December 31, 1999, none of these options have been exercised.

        On July 1, 1998, Planet's Board of Directors granted incentive stock options to purchase 12,500 shares of common stock at an exercise price of $1.625 per share to an employee under the 1995 Plan. These options became fully vested on December 31, 1998 and expire on June 30, 2008. As of December 31, 1999, none of these options have been exercised.

       On May 21, 1998, Planet's Board of Directors granted non-statutory stock options to purchase 36,000 shares of common stock at an exercise price of $2.00 per share to non-employee directors under the 1995 Plan. These options were fully vested at the date of grant and expire on May 20, 2008. As of December 31, 1999, none of these options have been exercised.

        On April 29, 1998, Planet's Board of Directors granted non-statutory stock options to purchase 10,000 shares of common stock at an exercise price of $1.75 per share to a scientific advisor of Planet under the 1995 Plan. These options vest ratably over one year and expire on April 28, 2008. In connection with this transaction, Planet recorded a charge to income of $8,241 based upon application of the Black-Scholes option pricing model. As of December 31, 1999, none of these options have been exercised.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


10. SHAREHOLDERS' EQUITY (CONTINUED)

        On February 13, 1998, Planet's Board of Directors granted incentive stock options to purchase 5,000 shares of common stock at an exercise price of $1.875 per share to an employee under the 1995 Plan. These options were fully vested as of the date of grant and expire on February 12, 2008. On March 30, 1999, these options were exercised.

        A summary of stock option activity during 1998 and 1999 follows:

                                          1995 Stock Option Plan              Other Options
                                       ----------------------------   ----------------------------
                                                         Weighted                      Weighted
                                       Underlying     Avg. Exercise   Underlying     Avg. Exercise
                                         Shares           Price         Shares          Price
                                       ---------      -------------   ---------      -------------
Outstanding at December 31, 1997         256,459         $4.631         226,274         $4.591
      Granted/reissued                   188,500          1.726              --             --
      Exercised                               --             --              --             --
      Forfeited/expired                  (25,000)         3.875              --             --
                                       ---------                      ---------
Outstanding at December 31, 1998         419,959          3.373         226,274          4.591
      Granted                             84,583          1.749              --             --
      Exercised                           (5,000)         1.875              --             --
      Forfeited/expired                  (75,620)         7.753         (26,455)         3.780
                                       ---------                      ---------
Outstanding at December 31, 1999         423,922          2.285         199,819          4.699
                                       =========                      =========

        Other Options listed above include non-statutory stock options issued to key personnel prior to the adoption of the 1995 Stock Option Plan.

        The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:


                                                     Weighted-
                                                      Average
            Range of                                 Remaining
            Exercise               Number           Contractual          Number
             Prices              Outstanding        Life (years)       Exercisable
            --------             -----------        ------------       -----------
        $1.500 to $2.500           273,083             8.91              195,583
        $2.750 to $4.125           256,658             2.61              256,658
        $5.100 to $6.000            94,000             4.08               94,000
                                 ---------                             ---------
                                   623,741             5.13              546,241
                                 =========                             =========

11. RELATED PARTY TRANSACTIONS

        In November 1998, Planet and Agway entered into an agreement relating to the funding by Agway of a feasibility study (the "Feasibility Agreement") of Planet's polymer technology for use in agricultural products (other than fertilizers and certain biological products) and food products. Under the terms of the Feasibility Agreement, Planet will be reimbursed for certain qualifying research and development costs relating to such applications. During the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000 (unaudited), Planet recorded reimbursable research and development costs of $61,634, $355,456, $250,645 and $94,413, respectively, from Agway under the
Feasibility Agreement.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


11. RELATED PARTY TRANSACTIONS (CONTINUED)

       Also in November 1998, Planet granted Agway an exclusive worldwide license (the "License Agreement") to all current and future products that utilize Planet's polymer technology for agricultural and food related purposes (other than products already covered by existing agreements). Under the terms of the License Agreement, Agway has the exclusive right to grant licenses and sublicenses to other parties on the technology developed under the License Agreement. Planet and Agway agreed to execute further sub-agreements ("Sub-Agreement") to specify the royalties to be paid to Planet for Agway's use of Planet's technology on certain specific products. In March 2000, Planet and Agway entered into a Sub-Agreement with respect to animal feed products incorporating Planet's patented/patent pending coatings and/or polymer systems. Also in March 2000, Planet and Agway entered into another Sub-Agreement with respect to Planet's patented/patent pending coatings and/or polymer systems sold for use on fruits, vegetables, floral and nursery items. During the years ended December 31, 1998 and 1999, and the six months ended June 30, 2000 (unaudited), Planet received no royalty payments. Agway Holdings Inc., an indirect wholly owned subsidiary of Agway, is a beneficial owner of more than 10% of Planet's common stock since January 11, 1999.

        Planet leased primarily all of Deltco's operating facilities from the brother of Deltco's former president and from a partnership owned 50% by Deltco's former president. Rents of $56,886 were paid in 1998, prior to the former President's resignation in June 1998.

12. LEGAL PROCEEDINGS

        In November 1998, Planet initiated litigation against Brian To, a former director, officer and consultant of Planet, Tarrenz Inc. and Tarrenz Management Consultants, Inc., entities owned by Brian To, in the Superior Court of the State of California for the County of San Diego. The complaint alleges breach of contract, breach of fiduciary duty and other tort claims arising from services the defendants performed for or on behalf of Planet. Planet is seeking recovery of compensation, stock, stock options and expense reimbursements. In response to the complaint, the defendants filed a Motion to Compel Arbitration.

        The Court issued an order compelling the case to arbitration on Friday, March 12, 1999. On April 26, 1999, the defendants answered and denied the allegations of the complaint and filed a cross-complaint against Planet alleging breach of contract, misrepresentation, slander, intentional infliction of emotional distress and fraud. In response to a motion filed by Planet, the arbitrator issued a ruling on May 1, 2000 disqualifying defendants' counsel based on a finding that said counsel had previously represented Planet in a related matter. As a result, the arbitration previously set for February 28, 2000 was rescheduled for September 11, 2000. However, the defendants filed a motion in San Diego Superior Court to vacate the arbitrator's order granting Planet's motion to disqualify defendants' counsel. The Court has scheduled a hearing on this issue for September 22, 2000. The arbitration will be rescheduled after the Superior Court rules on defendants' motion to vacate.

        In light of the limited discovery allowed in arbitration, it is difficult to evaluate defendants' claims. However, in the opinion of management, the ultimate resolution of this litigation is not expected to have a material adverse effect on Planet's financial position or results of operations.

                PLANET POLYMER TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


13. SUBSEQUENT EVENTS (UNAUDITED)

        On August 15, 2000, Planet entered into a Stock Purchase Agreement with Triton West Group. Under this agreement, Planet has the right, until August 15, 2003, or earlier, to request a drawdown and require that Triton purchase between $100,000 and $1,250,000 of Planet's common stock. The maximum amount that Planet can require Triton to purchase at any given time is subject to a floating number based on the closing bid price and the average trading volume in a thirty-day period. Planet may not make requests less than fifteen (15) trading days apart unless accepted by Triton.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Planet's Restated Articles of Incorporation ("Articles") include provisions to eliminate the personal liability of its directors to the fullest extent permitted by Section 204(a)(10) under the General Corporation Law of California (the "California Law"). Planet's Articles also include provisions that authorize Planet to indemnify its directors and officers to the fullest extent permitted by Sections 204 and 317 of the California Law. Planet's Bylaws also provide Planet with the authority to indemnify its other officers, employees and other agents as set forth in the California Law.

        Pursuant to Sections 204 and 317 of the California Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in the best interests of the corporation, and with respect to a manner they reasonably believed to be in the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. A corporation may not eliminate liability: (i) for acts or omissions involving intentional misconduct or knowing and culpable violations of law; (ii) for acts or omissions that the individual believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the individual; (iii) for any transaction from which the individual derived an improper personal benefit; (iv) for acts or omissions involving a reckless disregard for the individual's duty to the corporation or its shareholders when the individual was aware or should have been aware of a risk of serious injury to the corporation or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to any abdication of the individual's duty to the corporation or its shareholders; or (vii) for improper distribution to shareholders and loans to directors and officers. Also, a corporation may not eliminate liability for any act or omission occurring prior to the date on which the corporation authorizes indemnification of its directors, officers, employees and agents.

        Planet has entered into agreements with its directors and executive officers that require Planet to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of Planet or any of its affiliated enterprises, provides such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Planet and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

              SEC Registration fee.....................................  $ 1,400
              Printing and EDGARization................................  $ 8,000
              Accountants' fees and expenses...........................  $15,000
              Attorneys' fees and expenses.............................  $25,000

              Total....................................................  $49,400

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

        In 1999, Planet paid common stock dividends to holders of its Series A Convertible Preferred Stock. The June 15, 1999, September 15, 1999 and December 15, 1999 dividend payments of 9,677 shares, 5,106 shares and 5,454 shares, respectively, were issued pursuant to an exemption from registration for transactions not involving a public offering. The March 15, 1999 dividend payment of 9,677 shares was registered under the Form S-3 Registration Statement filed with the Securities and Exchange Commission on March 30, 1999. On March 15, 2000 and June 15, 2000, Planet paid common stock dividends of 2,736 shares and 4,239 shares, respectively. The 2000 common stock dividends were also issued pursuant to an exemption from registration for transactions not involving a public offering.

        After receiving the $1,000,000 proceeds from Agway Holdings, Inc. ("AHI") pursuant to its purchase of Planet common stock on January 11, 1999, Planet was required to (i) pay a $60,000 cash transaction fee to the finder, LBC Capital Resources, Inc. ("LBC"), and (ii) issue LBC five-year warrants to purchase 50,000 shares of Planet common stock with an exercise price of $4.125 per warrant, in exchange for $2,500. These warrants were issued March 29, 1999, pursuant to an exemption from registration for transactions not involving a public offering. In connection with AHI's stock purchase transaction in January 1999 and pursuant to the terms of the warrants issued to LBC, Planet was required to increase the number of shares of common stock issuable under the warrants to 59,243 and reduce the exercise price to $3.5131 per warrant. LBC was also issued a warrant to purchase 50,000 shares of Planet common stock on March 9, 2000 with an exercise price of $4.1625. The March 9, 2000 warrant to LBC was also issued pursuant to an exemption from registration for transactions not involving a public offering.

        AHI exercised warrants to purchase and was issued 500,000 shares of common stock on November 5, 1999 and March 3, 2000 pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. After receiving cumulative proceeds of $1,000,000 from AHI, Planet was required to (i) pay a $60,000 cash transaction fee to LBC, and (ii) issue LBC five-year warrants to purchase 50,000 shares of common stock with an exercise price of $4.1625 per warrant, in exchange for $2,500. These warrants were issued March 9, 2000 pursuant to an exemption from registration for transactions not involving a public offering. In connection with AHI's stock purchase transaction in January 1999 and pursuant to the terms of the warrants issued to LBC, Planet may be required to make certain anti-dilution adjustments to the warrants issued to LBC. Accordingly, Planet may issue additional shares of common stock and reduce the exercise price of the outstanding warrants.

        As part of compensation for establishing and entering into the Private Equity Line of Credit Agreement on August 15, 2000, Triton West Group, Inc. was issued 5,000 shares of Planet common stock and a warrant to purchase up to 125,000 shares of Planet common stock. Both the 5,000 shares of Planet common stock and warrant issued to Triton were issued pursuant to an exemption from registration for transactions not involving a public offering.

ITEM 27.       EXHIBITS
               --------
3.1(1)         Restated Articles of Incorporation of the Registrant.

3.2(1)         Restated Bylaws of the Registrant.

3.3(6) Amended and Restated Certificate of Determination of Preferences of Series A Convertible Preferred Stock.

4.1            Reference is made to Exhibits 3.1, 3.2 and 3.3.

4.2(1)         Form of warrant issued to Underwriters.

4.3(1)         Form of Class B Warrant, with related schedule of warrantholders.

4.4(1)         Warrant issued to Reynolds Kendrick Stratton.

4.5(1) Form of warrant issued to advisors, with related schedule of warrantholders.

4.6(1)         Specimen Stock Certificate.

4.7(2)         Non-statutory Stock Options granted in September 1994 to Dr.
               Petcavich and Messrs. Wright and To.

4.8(1)         Warrant issued to Am-Re Services, Inc.

5.1            Opinion of Blanchard Krasner & French, APC.

10.1(1) Form of Indemnity Agreement entered into between the Registrant and each of its executive officers and directors.

10.2(1)        Registrant's 1995 Stock Option Plan (the "1995 Option Plan").

10.3(1)        Form of Incentive Stock Option Grant under the 1995 Option Plan.

10.4(1)        Form of Non-statutory Stock Option Grant under the 1995 Option Plan.

10.5(1)        Standard Industrial Gross Lease, dated June 1, 1992, between the
               Registrant and The Trustees Under the Will and of the Estate of James Campbell, Deceased, as amended August 13, 1992 and May 3,
               1994.

10.6(1)        Agreement to Assign Proprietary Rights between the Registrant and
               Dr. Robert J. Petcavich.

10.7(1) Form of Confidential Information Agreement entered into between the Registrant and its employees.

10.8(3) Purchase and Sale Agreement dated as of January 1, 1996, by and among the Registrant, Deltco of Wisconsin, Inc., and Jack G.
               Martinsen.

10.9(4)        Executive Employment Agreement dated January 1, 1996, between the
               Registrant and Dr. Robert J. Petcavich.

10.10(10)      Executive Employment Agreement dated November 18, 1998 and effective January 1, 1999, between the Registrant and Dr. Robert
               J. Petcavich.

10.11(5)(9)    Technology Development and License Agreement, dated January 30,
               1995, between the Registrant and Cominco Fertilizers, Ltd.

10.12(5)       Fourth Amendment to Lease, dated August 1, 1997 between the
               Registrant and The Trustees Under the Will and of the Estate of James Campbell.

10.13(6) Securities Purchase Agreement, dated September 19, 1997, between the Registrant and Special Situations Private Equity Fund, L.P.

10.14(6) Warrant to Purchase common stock, dated September 24, 1997, issued by the Registrant to Special Situations Private Equity
               Fund, L.P.

10.15(8)       Stock Purchase Agreement, dated November 12, 1998 between the
               Registrant and Agway Holdings, Inc.


10.16(8) Warrant to Purchase common stock, dated January 11, 1999, issued by the Registrant to Agway Holdings, Inc.

10.17(10)      Registration Rights Agreement, dated January 11, 1999, between the Registrant and Agway Holdings, Inc.

10.18(10)      Product Feasibility Agreement dated as of November 12, 1998 between the Registrant and Agway Consumer Products, Inc.

10.19(10)      License Agreement dated as of November 12, 1998 between the
               Registrant and Agway Consumer Products, Inc.

10.20(11)      Amendment No.1 dated as of February 25, 1999 to the Form of the
               Warrant dated January 11, 1999 issued by the Registrant to Agway
               Holdings, Inc.

10.21(13)      Warrant to Purchase common stock, dated March 29, 1999, issued by the Registrant to LBC Capital Resources, Inc.

10.22(12)      Amended Technology Development and License Agreement, dated June
               23, 1999, between the Registrant and Agrium Inc. (formerly known as Cominco Fertilizers Ltd.).

10.23(13)      Sub-Agreement to License Agreement (Animal Feed) effective as of
               March 1, 2000 between the Registrant and Agway, Inc.

10.24(13)      Sub-Agreement to License Agreement (Fruits, Vegetables, Etc.)
               effective as of March 1, 2000 between the Registrant and Agway,
               Inc.

10.25(13)      Warrant to Purchase common stock, dated March 9, 2000, issued by the Registrant to LBC Capital Resources, Inc.

10.26(14)      Registrant's 2000 Stock Incentive Plan (the "2000 Plan").

10.27(14)      Form of Incentive Stock Option Grant under the 2000 Plan.

10.28(14)      Form of Non-statutory Stock Option Grant under the 2000 Plan.

10.29          Private Equity Line of Credit Agreement dated August 15, 2000 and
               Exhibits.

10.30 Letter dated September 11, 2000 amending the Private Equity Line of Credit Agreement.

11.1(13)(15)   Statement of Computation of Common and Common Equivalent Shares.

23.1           Consent of PricewaterhouseCoopers LLP.

23.2           Consent of Blanchard Krasner & French, APC. (included in Exhibit
               5.1).

24.1 Power of Attorney (included on signature page to this Registration Statement).

27.1           Financial Data Schedule.


(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form SB-2, as amended (No. 33-91984 LA) and incorporated herein by reference.

(2) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 333-1042) filed on February 5, 1996 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on January 11, 1996, as amended by the Registrant's Current Report on Form 8-K/A (Amendment No. 1) filed on March 15, 1996 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-KSB filed for the fiscal year ended December 31, 1995 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997 and incorporated herein by reference.

(6) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 (No. 333-39845) filed on November 7, 1997, amended on December 31, 1997 and incorporated herein by reference.

(7) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-KSB filed for the fiscal year ended December 31, 1997 and incorporated herein by reference.

(8) Previously filed with the Registrant's Definitive Proxy Statement filed on December 14, 1998 and incorporated herein by reference.

(9) Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

(10) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-KSB filed for the fiscal year ended December 31, 1998 and incorporated herein by reference.

(11) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999 and incorporated herein by reference.

(12) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999 and incorporated herein by reference.

(13) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 and incorporated herein by reference.

(14) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 333-38500) filed on June 2, 2000 and incorporated herein by reference.

(15) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000.


ITEM 28. UNDERTAKINGS

        (a) The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that Paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section (d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES


        In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly authorized this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 18, 2000.

                                        Planet Polymer Technologies, Inc.


Dated September 18, 2000                By: /s/ Robert J. Petcavich
                                        -------------------------------------
                                        Robert J. Petcavich
                                        Chairman and Chief Executive Officer



                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Petcavich, his attorney-in-fact, each with the power of substitution, for him, in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and conforming all that each the attorney in-fact, or his substitute may do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE                                     DATE
---------                                     ----

/s/ Robert J. Petcavich                 September 18, 2000
------------------------------
ROBERT J. PETCAVICH, PH.D,
Chairman of the Board, Chief
Executive Officer, and Principal
Accounting Officer of Planet

/s/ H.M. Busby                          September 18, 2000
------------------------------
H.M. BUSBY, Director


/s/ Michael M. Coleman                  September 18, 2000
------------------------------
MICHAEL  M. COLEMAN, PH.D.,
Director


/s/ Dennis LaHood                       September 18, 2000
------------------------------
DENNIS J. LAHOOD, Director


/S/ Thomas A. Landshof                  September 18, 2000
------------------------------
THOMAS A. LANDSHOF, Director


/s/ Peter J. O'Neill                    September 18, 2000
------------------------------
PETER J. O'NEILL, Director


/S/ Ronald B. Sunderland                September 18, 2000
------------------------------
RONALD B. SUNDERLAND, Director